FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: October 19, 2004	By: "Fred George" Fred George President

List of Exhibits

1.	Notice of Annual and Special Meeting of Shareholders and Management Information Circular Dated September 22, 2004

2.	Proxy

3.	Consolidated Financial Statements July 31, 2004 and 2003

4.	Management Discussion and Analysis for the Year Ended July 31, 2004

                                                                       EXHIBIT 1

                           GAMMON LAKE RESOURCES INC.

                      NOTICE OF ANNUAL AND SPECIAL MEETING

                                       OF

                                  SHAREHOLDERS

                                       AND

                         MANAGEMENT INFORMATION CIRCULAR

                               SEPTEMBER 22, 2004

                           GAMMON LAKE RESOURCES INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of
Gammon Lake  Resources  Inc. (the  "Corporation")  will be held at 1 Place Ville
Marie, Suite 3900, Montreal, Quebec, H3B 4M7 on Wednesday,  October 27, 2004, at
the hour of 11:00  o'clock  in the  morning  (Montreal  time) for the  following purposes:

1.   To receive and consider the audited  consolidated  financial  statements of the Corporation for the twelve months ended July 31, 2004,  together with a report of the auditors thereon;

2.   To elect directors;

3.   To  appoint   auditors  and  to  authorize   the  directors  to  fix  their
     remuneration;

4.   To consider,  and, if thought fit, pass an ordinary  resolution  increasing the maximum  number of common  shares  reserved for grants of options under the Corporation's stock option plan for directors,  officers, employees and consultants  of the  Corporation  and its  subsidiaries  (the "Stock Option
     Plan") from 11,500,000 to 17,300,000  common shares,  as more  particularly described in the attached management information circular (the full text of the Stock Option Plan, as amended, and the proposed ordinary resolution are attached to the management  information  circular as Schedules "B" and "C", respectively);

5.   To  consider,   and,  if  thought  fit,  pass  an  ordinary  resolution  of disinterested  shareholders  approving  the  grant of a total of  4,095,000
     options  to  directors,   officers,   employees  and   consultants  of  the
     Corporation  under the terms of the  Corporation's  Stock Option  Plan,  as proposed to be amended,  as more  particularly  described  in the  attached management  information  circular  (the full text of the proposed  ordinary resolution is attached to the management  information  circular as Schedule
     "D");

6.   To consider, and, if thought fit, pass an ordinary resolution approving the issuance in one or more private  placements  during the twelve month period commencing on the date of the annual and special meeting, of such number of securities that would result in the Corporation  issuing or making issuable up to 100% of the number of common shares of the Corporation outstanding as at the  date  hereof,  as  more  particularly  described  in  the  attached management  information  circular  (the full text of the proposed  ordinary resolution is attached to the management  information  circular as Schedule
     "E"); and

7.   To transact such further or other  business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the audited  consolidated  financial  statements of the  Corporation for the twelve  months  ended July 31, 2004.  Shareholders  who are unable to attend the meeting in person are requested to complete, date, sign

and  return  the  enclosed  form of proxy so that as large a  representation  as possible may be had at the meeting.

DATED at Toronto, Ontario this 22nd day of September, 2004.

                                        BY ORDER OF THE BOARD
                                        (Signed): "Bradley H. Langille"
                                        BRADLEY H. LANGILLE
                                        CHIEF EXECUTIVE OFFICER

                                       3

                           GAMMON LAKE RESOURCES INC.
                               202 Brownlow Avenue
                             Cambridge 2, Suite 306
                             Dartmouth, Nova Scotia
                                     B3B 1T5

                         MANAGEMENT INFORMATION CIRCULAR

     This  Management  Information  Circular is furnished in connection with the
Annual and General  Meeting (the "Meeting") of the holders  ("Shareholders")  of common shares ("Common  Shares") of Gammon Lake Resources Inc.  ("Gammon" or the
"Corporation")  to be held on Monday,  October 27,  2004 at 11:00 p.m.  (Eastern
Daylight Savings Time) at Suite 3900, 1, Place  Ville-Marie,  Montreal,  Quebec,
H3B 4M7 and at any continuation thereof after an adjournment.

     The information  contained  herein is given as of July 31, 2004,  except as otherwise stated.

     Pursuant to the Rules adopted by the United States  Securities and Exchange
Commission,  the Corporation is a "foreign private issuer" and, accordingly,  is not subject to the proxy rules under the  Securities  Exchange  Act of 1934,  as amended.

                         SECTION I - VOTING INFORMATION

Solicitation of Proxies

     The enclosed proxy is being  solicited by or on behalf of the management of the  Corporation.  The mailing to  Shareholders  of this  Circular will be on or about  September 30, 2004.  The cost of soliciting  proxies will be borne by the
Corporation.  While  most  proxies  will  be  solicited  by mail  only,  regular employees of the Corporation may also solicit proxies by telephone or in person.
Such employees will receive no additional  compensation for these services other than  their  regular  salaries,  but will be  reimbursed  for  their  reasonable expenses.

     The  Corporation  will  provide  proxy  materials  to brokers,  custodians, nominees  and  fiduciaries  and will  request  that such  materials  be promptly forwarded to the beneficial  owners of Common Shares  registered in the names of such  brokers,  custodians,  nominees  and  fiduciaries.  The  Corporation  will reimburse  brokers,  custodians,  nominees and fiduciaries for their  reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Common Shares.

Voting Common Shares

     The Board of Directors of Gammon has fixed September 20, 2004 as the record date for the purpose of determining  Shareholders  entitled to receive Notice of the Meeting (the "Meeting Record Date").

     The  Corporation  will prepare,  no later than ten (10) days  following the
Meeting Record Date, a list of  Shareholders  entitled to vote as of the Meeting
Record Date,  showing the number of Common Shares held by each such Shareholder.
Each person  named on the list of  Shareholders  is entitled to one (1) vote for each Common  Share held,  except to the extent  that:  (i) the  Shareholder  has transferred  any Common  Shares  after the  Meeting  Record  Date;  and (ii) the transferee of those Common Shares produces properly endorsed share  certificates or otherwise establishes ownership of those Common Shares and requests not later than ten (10) days before the date of the Meeting that the transferee's  name be included  on such list  before  the  Meeting,  in which case the  transferee  is entitled to vote those Common Shares at the Meeting.

                                       4

Shareholders  may  also  cast  their  vote  electronically  or by  telephone  by following the  instructions on the enclosed form of proxy or voting  instruction form.

Registered Shareholders

     Registered  shareholders are  Shareholders  whose Common Shares are held in their own name and they will have received a proxy form in their own name.

Non-Registered/Beneficial Shareholders

     Beneficial  Shareholders  are  Shareholders  who do not hold  their  Common
Shares in their own name,  but rather in the name of a nominee - this could be a bank, trust company,  securities  broker or other financial  institution (and is known as holding in "street form").

     If you are a  non-registered  Shareholder,  there  are two (2) ways you can vote your Common Shares held by your  nominee.  Your nominee is required to seek voting  instructions  from you in advance  of the  Meeting  in  accordance  with securities  laws,  and so you will receive,  or will have already  received from your nominee,  a request for voting  instructions or a proxy form for the number of Common  Shares you hold.  Every  nominee has its own mailing  procedures  and provides its own signing and return instructions.  Therefore, please follow them in order to make sure that your Common Shares are voted.

     Alternatively,  if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting  Instructions" or proxy form to appoint  yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered Shareholders who appoint themselves as proxyholders  should, at the Meeting,  present themselves to a representative of Computershare Trust Company of Canada.

Appointment of Proxy Holders

     The  persons  named in the  enclosed  form of proxy  are  directors  and/or officers of Gammon.  A  Shareholder  has the right to appoint  some other person
(who need not be a  Shareholder)  to attend and to act for and on behalf of such
Shareholder at the Meeting.  To exercise this right, the Shareholder must either insert the name of the desired  person in the blank space  provided in the proxy and strike out the other  names or submit  another  proper form of proxy and, in either case,  deliver the  completed  proxy by post or other form of delivery to
Gammon at its registered office at 202 Brownlow Avenue,  Cambridge 2, Suite 306,
Dartmouth, Nova Scotia, B3B 1T5, or to the transfer agent for the Common Shares,
Computershare  Trust  Company  of  Canada,  100  University  Avenue,  9th Floor,
Toronto, Ontario M5J 2YI, in either case to be received not later than the close of business on October  18, 2004 or, in the event of an  adjournment,  not later than two (2) business days preceding the day to which the Meeting is adjourned.

     All Common Shares  represented by a properly  executed and deposited  proxy will be voted or withheld from voting on the matters identified in the Notice of
Meeting in accordance  with the  instructions  of the  Shareholder  as specified thereon.

     If you have appointed a person who was designated by Gammon to vote on your behalf as  provided  in the  enclosed  form of proxy and you do not  provide any instructions  concerning  any matter  identified  in the Notice of Meeting,  the
Common Shares represented by such proxy will be voted:

     (1)  FOR the election of the persons nominated for election as directors of
          Gammon;

                                       5

     (2)  FOR the re-appointment of Grant Thornton LLP,  Chartered  Accountants, as auditor of Gammon and to  authorize  the Board of  Directors to fix the remuneration of the auditor;

     (3)  FOR an increase in the maximum  number of common  shares  reserved for grants of options under the Corporation's stock option plan;

     (4)  FOR the approval by disinterested shareholders of a grant of 4,095,000 options to  directors,  officers,  employees  and  consultants  of the
          Corporation  under the terms of the  Corporation's  stock option plan;
          and

     (5)  FOR the approval of one or more private  placements  during the twelve month period commencing on the date of the annual and special meeting, of such  number of  securities  that would  result in the  Corporation issuing or making  issuable up to 100% of the number of common  shares of the Corporation outstanding as at the date hereof.

     The enclosed form of proxy,  when properly  signed,  confers  discretionary authority  on the person or persons  named to vote on any  amendment  to matters identified  in the Notice of Meeting  and on any other  matter  properly  coming before the Meeting. Management is not aware of any such matter; however, if such matter  properly  comes  before the  Meeting,  the proxies  will be voted at the discretion of the person or persons named therein. The persons named in the form of proxy are either officers or directors of Gammon.

Revocability of Proxies

     A Shareholder  executing the enclosed form of proxy has the right to revoke it at any time before it is exercised.  Relevant provisions of the Companies Act
(Quebec) (the "QCA") provide that a Shareholder may revoke a proxy by depositing an  instrument  in  writing,  executed  by  the  Shareholder  or by an  attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered  office of the  Corporation at any time up to and including the last business day preceding the day of the  Meeting,  or any  adjournment  thereof,  or by  depositing  such instrument  with the  Chair of the  Meeting  on the day of the  Meeting,  or any
adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Shareholders

     The authorized  capital of the Corporation  consists of an unlimited number of Common Shares.  As of September 20, 2004, there were 56,656,715 Common Shares outstanding.  Each Common Share  carries the right to one (1) vote on any matter properly  coming  before the Meeting.  A quorum for the meeting of  Shareholders must have two (2) persons  present  and  authorized  to vote and must  represent one-third (1/3) of the total number of outstanding Common Shares.

     To the knowledge of the  directors and officers of Gammon,  the only person or company that beneficially owns, directly or indirectly,  or exercises control or direction over, in excess of 10% of the outstanding Common Shares is:

Name and Address of Beneficial Owner (1)                Number of Common Shares (1)         % of Class (2)
----------------------------------------                ---------------------------         --------------
Canadian Depositary for Securities Limited                      50,328,138                     88.8

Notes:

(1)  Based upon public filings with securities regulatory  authorities in Canada on SEDAR.

                                       6

(2)  Calculated  on the basis of  56,656,715  Common  Shares  outstanding  as of
     September 20, 2004.

                      SECTION II - BUSINESS OF THE MEETING

1.   Financial Statements and Auditor's Report

     The   Management's   Discussion   and   Analysis,   including  the  audited
consolidated financial statements of Gammon for the year ended July 31, 2004 and the  auditor's  report on those  financial  statements,  are  included  with the mailing of this  Circular.  Additional  copies may be obtained  from Gammon upon request.

2.   Election of Directors

     The  articles of Gammon  provide that the board of directors of Gammon (the
"Board of  Directors")  shall consist of a minimum of three (3) and a maximum of ten (10) directors and the number may be fixed from time to time by the Board of
Directors.  The Board of Directors has set the number of directors to be elected at the Meeting at six (6).

     The nominees for election as directors of Gammon are listed  below,  all of whom are  currently  serving as  directors of Gammon.  The persons  proposed for election  are, in the opinion of the Board of  Directors  and  management,  well qualified to act as directors for the forthcoming year.

     Such  nominees,  if elected,  will serve  until the next Annual  Meeting of
Shareholders or until his successor is duly elected or appointed. Management has been informed  that each nominee is willing to serve as a director,  if elected.
Management  recommends  a vote for all nominees for election as directors of the
Corporation.

     The  following  table  sets out the  names of the six (6)  nominees,  their principal  occupation or employment and the year from which each has continually served as a director  of Gammon.  The table also sets out, as of  September  20,
2004, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them,  and the number of stock  options  which they hold in Gammon.

                       NOMINEES FOR ELECTION AS DIRECTORS

                                                                                  Common        Stock
Name, Position with the Corporation and/or Principal Occupation                   Shares        Options
---------------------------------------------------------------                   ------        -------
FRED GEORGE                                                                      1,147,200       3,280,000
Resident of Bedford, Nova Scotia
  Chairman & President of Gammon Lake
  Director of Gammon Lake and its predecessor companies since 1996

BRADLEY H. LANGILLE (3)(4)                                      `                  839,900       3,147,500
Resident of Halifax, Nova Scotia
  Chief Executive Officer of Gammon Lake
  Director of Gammon Lake and its predecessor companies since 1996

RODOLFO NIEBLAS                                                                        nil          82,000
Resident of Mexico City, Mexico

                                       7

  Chief of Staff, Federal Electricity Commission, Mexico
  Director of Gammon Lake since 2002

ALEJANDRO CARAVEO (1)(2)(4)                                                         29,550          75,000
Resident of Chihuahua City, Mexico
  President, Compania Tecnica Minera S.A. de C.V.
  Director of Gammon Lake since 2002

DALE M. HENDRICK  (1)(2)(3)(4)                                                         500          20,000
Resident of Toronto, Ontario
  President of Dale M. Hendrick & Associates Inc.
  Director of Gammon Lake since 2000

COLIN P. SUTHERLAND, C.A. (1)(2)(3)                                                  1,000          50,000
Resident of Hammonds Plains, Nova Scotia
  Director of Gammon Lake since 2004

Notes:

(1)  Member of the Audit Committee.

(2)  Member of the Nominating and Corporate Governance Committee.

(3)  Member of the Compensation Committee.

(4)  Member of the Health, Safety and Environment Committee.

     The Corporation does not have an executive committee.

     The  Corporation  has an Audit  Committee,  as required by the QCA, and its members  are  Colin P.  Sutherland  (Chair),  Dale M.  Hendrick,  and  Alejandro
Caraveo.  See "Section IV - Corporate  Governance  - Committees  of the Board of
Directors - Audit Committee".

     Colin P.  Sutherland  (Chair),  Alejandro  Caraveo  , and Dale M.  Hendrick
comprise  the  Nominating  and  Corporate  Governance  Committee of the Board of
Directors.  See "Section IV - Corporate  Governance - Committees of the Board of
Directors - Nominating and Corporate Governance Committee".

     Dale M. Hendrick  (Chair),  Bradley L.  Langille,  and Colin P.  Sutherland
comprise the Compensation Committee of the Board of Directors. See "Section IV -
Corporate  Governance  -  Committees  of the Board of  Directors -  Compensation
Committee".

     Alejandro  Caraveo  (Chair),  Bradley  H.  Langille,  and Dale M.  Hendrick
comprise the Health, Safety and Environment Committee of the Board of Directors.
See "Section IV - Corporate  Governance - Committees of the Board of Directors -
Health, Safety and Environment Committee".

3.   Re-Appointment of Auditor

     The Board of  Directors  recommends  that  Grant  Thornton  LLP,  Chartered
Accountants,  be re-appointed as Gammon's auditor to hold office until the close of the next Annual  Meeting and that the Board of Directors be authorized to fix their remuneration as such.

                                       8

     Representatives  of Grant Thronton LLP will be present at the Meeting.  See
"Section III - Executive  Compensation  and Other  Information  - Disclosure  of
Auditor Fees".

4.   Approval of Amendment to the Stock Option Plan

     On September 22, 2004, the board of directors of the Corporation approved a proposed  amendment  to the  Corporation's  Stock Option  Plan,  increasing  the maximum  number of Common  Shares that may be reserved  for the grant of options under the plan from  11,500,000 to 17,300,000  Common  Shares.  The amendment is subject to the approval of  shareholders  of the  Corporation  at the annual and special meeting. The full text of the Stock Option Plan, reflecting the proposed amendment,  as well as the proposed ordinary resolution  approving the amendment to the Stock Option Plan are attached to the management  information circular as
Schedules "B" and "C", respectively.

5.   Approval of Option Grants under the Stock Option Plan

     During the past fiscal  year,  the board of  directors  of the  Corporation approved several grants of a total of 4,095,000  options to directors,  officers and  employees of the  Corporation  under the terms of the  Corporation's  Stock
Option  Plan.  These  options  exceeded the  existing  maximum  number of shares issuable  under  the plan  and,  as such,  are not  exercisable  until  they are approved,  together  with the proposed  amendment  to the Stock Option Plan,  by shareholders of the Corporation at the annual and special meeting. The following table provides details with respect to the options proposed to be approved:

---------------------------------------------------------------------------------------------------------------
Holders                         Number of Shares     Exercise Price    Date of Grant           Expiry Date
                                Under Option (#)     ($/share)
---------------------------------------------------------------------------------------------------------------
Officers and Directors             2,300,000            $5.45          February 2, 2004        February 2, 2009
---------------------------------------------------------------------------------------------------------------
Officers and Directors                50,000            $7.94          May 11, 2004            May 11, 2009
---------------------------------------------------------------------------------------------------------------
Employees & Consultants            1,720,000            $5.45          February 2, 2004        February 2, 2009
---------------------------------------------------------------------------------------------------------------
Employees & Consultants               25,000            $7.00          August 16, 2004         August 16, 2005
---------------------------------------------------------------------------------------------------------------

The  full  text of the  proposed  ordinary  resolution  approving  the  grant of
4,095,000  options  under the terms of the Stock  Option Plan is attached to the management  information  circular as Schedule "D". Upon approval of the proposed amendments to the Stock Option Plan whereby the amount of shares available under the  Stock  Option  Plan  will be  increased  from  11,500  to  17,300,000,  and disinterested  shareholder  approval  of  the  above-noted  grant  of  4,095,000 options,  the additional  4,095,000  options will be subject to the terms of the
Stock  Option Plan and will be included  with the  5,817,300  options  currently outstanding  under  the  Stock  Option  Plan  for a total of  9,912,300  options outstanding under the Stock Option Plan.

6.   Advance Approval of Private Placements

     From time to time,  the  Corporation  investigates  opportunities  to raise funds  on  advantageous  terms  in  order  to  expand  its  mineral  exploration activities.  The Corporation expects to undertake one or more of such financings over  the  next  year  and  expects  some of them to be  structured  as  private placements.

     Pursuant to applicable  regulatory  requirements,  the aggregate  number of shares of a listed  company  which are issued or made subject to issuance  (i.e.
issuable under a share purchase warrant or option or other convertible security)
by way of one or more  private  placement  transactions  during  any  particular six-month  period must not exceed 25% of the number of shares  outstanding (on a non-diluted

                                       9

basis) prior to giving  effect to such  transactions  (the "25%  Rule"),  unless there has been shareholder approval of such transactions.

     The  application  of the 25%  Rule may  restrict  the  availability  to the
Corporation  of  funds  which it may wish to  raise  in the  future  by  private placement  of its  securities.  In  particular,  management  of the  Corporation considers it to be in the best interests of the  Corporation to solicit  private placement  funds  for  working  capital  and the  Corporation's  operations.  In accordance  with  applicable  regulatory  practices,  the Corporation may obtain advance  approval by shareholders of private  placements that may exceed the 25%
Rule,  provided such private  placements  are completed  within 12 months of the date such advance shareholder approval is given.

     The  Corporation's  issued  and  outstanding  share  capital as at the date hereof is 56,656,715 Common Shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance  under one or more private placements in the twelve-month  period commencing on October
27, 2004 would not exceed 56,656,715 Common Shares in the aggregate,  or 100% of the Corporation's issued and outstanding share capital as at September 20, 2004.

     Any private  placement  proceeded with by the Corporation under the advance approval  being sought at the annual and special  meeting will be subject to the following additional restrictions:  (i) it must be substantially with parties at arm's length to the Corporation; (ii) it cannot materially affect control of the
Corporation;  (iii) it must be completed  within a twelve month period following the date the  shareholder  approval  is  given;  and  (iv) it must  comply  with applicable  private  placement  pricing rules which  currently  require that the issue price per Common Share must not be lower than the closing  market price of the Common  Shares on the  trading  day prior to the date  notice of the private placement is given to the applicable  regulatory authority (the "Market Price"), less the applicable discount, as follows:

              Market Price                       Maximum Discount
              ------------                       ----------------
              $0.50 or less                      25%
              $0.51 to $2.00                     20%
              Above $2.00                        15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

     Whether or not a particular placement is "substantially" at arm's length or will  materially  affect  control of the  Corporation  (in which  case  specific shareholder  approval may be required) is a matter  determined at the discretion of the applicable regulatory authorities.

     In  anticipation  that the  Corporation  may wish to enter into one or more private  placements in the next 12 months that will result in it issuing  and/or making issuable such number of its Common Shares, taking into account any shares that may be issued  upon  exercise  of any  warrants,  options  or other  rights granted in  connection  with the  private  placements,  that will exceed the 25%
Rule, the Corporation requests that its shareholders pass an ordinary resolution approving the issuance in one or more private placements during the twelve month period  commencing  October  27, 2004 of such  number of  securities  that would result in the  Corporation  issuing or making  issuable up to 56,656,715  Common
Shares.  The full  text of the  proposed  ordinary  resolution  to be  passed by shareholders is attached to the Circular as Schedule "E".

                                       10

           SECTION III - EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation of the Directors

     Directors of the Corporation who are not employees of the Corporation  were remunerated  for  services  provided  during the year ended July 31, 2004 in the following aggregate amounts:

     o Annual fees                                            $19,903
     o Annual fees paid to the Chair of any committee
        of the Board of Directors                             $   nil
     o Attendance fees for any meeting of the Board of
        Directors or any committee of the Board of
        Directors                                             $   nil

     The committee meeting fee is reduced to $nil if such meeting is held on the same day as a meeting of the Board of  Directors.  If a director  is required to travel for an additional  day to attend a meeting of the Board of Directors or a committee  meeting,  an  additional  attendance  fee of $nil is  payable to such director.  Directors are reimbursed for their  reasonable  expenses  incurred to attend meetings.

Officers of the Corporation

     The  following  table sets out the officers of the  Corporation  and, as of
September  20, 2004,  the number of Common  Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they hold in Gammon.

                                    OFFICERS

                                                                                  Common           Stock
Name, Position with the Corporation and/or Principal Occupation                   Shares          Options
---------------------------------------------------------------                   ------          -------
FRED GEORGE                                                                     1,147,200(1)     3,280,000
Resident of Bedford, Nova Scotia
  Chairman and President
  He has been a Director of Gammon and its predecessor
  companies since 1996.

BRADLEY H. LANGILLE                                                               839,900(2)     3,147,500
Resident of Halifax, Nova Scotia
  Chief Executive Officer
  He has been a Director of Gammon and its predecessor companies since 1996.

GREGORY K. LILLER                                                                   4,500          200,000
Resident of Tuscon, Arizona Vice President, Exploration
  He has been with Gammon since 2000.

L. LEANNE DOWE, C.A.                                                                4,200           22,800
Resident of Halifax, Nova Scotia Chief Financial Officer
  She has been with Gammon since 2003.

Notes:
(1)  Represents approximately 2% of outstanding Common Shares.
(2)  Represents less than 1% of outstanding Common Shares.

                                       11

Summary Compensation Table

     The  following  table  sets out,  for the  periods  indicated,  information concerning the compensation  earned by the Chief Executive Officer and the other five most highly compensated  "executive  officers" of the Corporation,  as that term is  defined  by  applicable  securities  legislation  who earn in excess of
$100,000 per year.

==========================================================================================================================
                                                                                                              All Other
Name and Principal                                                                                           Compensation
Position              Year            Annual Compensation                    Long Term Compensation             ($)(3)
--------------------------------------------------------------------------------------------------------------------------
                            Salary       Bonus       Other Annual
                             ($)(1)       ($)      Compensation ($)            Awards            Payouts
--------------------------------------------------------------------------------------------------------------------------
                                                                      Securities   Restricted
                                                                         Under      Shares Or
                                                                        Options    Restricted   LTIP
                                                                        Granted       Share     Payouts
                                                                        (#) (2)     Units ($)      ($)
--------------------------------------------------------------------------------------------------------------------------
FRED GEORGE(5)        2004   325,000    150,000          nil          1,080,000(4)        -          -             -
Chairman and          2003   161,769    150,000          nil          1,900,000           -          -             -
President             2002   135,615     50,000          nil            300,000           -          -             -
--------------------------------------------------------------------------------------------------------------------------
BRADLEY H. LANGILLE   2004   187,500     75,000          nil          1,160,000(5)        -          -             -
Chief Executive       2003    76,784     75,000          nil          1,400,000           -          -             -
Officer               2002    89,808     50,000          nil            150,000           -          -             -
--------------------------------------------------------------------------------------------------------------------------
GREGORY K. LILLER     2004   130,722      Nil            nil             20,000(6)        -          -             -
Vice President,       2003   148,964      nil            nil             50,000           -          -             -
Exploration           2003    90,972      nil            nil             20,000           -          -             -
==========================================================================================================================
Notes:
(1)  These amounts  represent either salary or consulting fees paid to the Named
     Executive  Officer  or  consulting  companies  associated  with  the  Named
     Executive Officers.
(2)  Options to purchase  Common Shares  granted  purusant to the  Corporation's
     Stock Option Plan.  See,  "Section III - Executive  Compensation  and Other
     Information - Gammon Stock Option Plan".
(3)  The aggregate value of all other  compensation  paid to the Named Executive
     Officers  did not  exceed  $50,000  or 10% of the  total of such  officers'
     respective salary and bonuses in any year.
(4)  Of this  amount,  a total of  1,080,000  are  subject  to the  approval  of disinterested shareholders at the annual and special meeting. See, "Section
     II - Business of the Meeting - 5. Approval of Option Grants under the Stock
     Option Plan".
(5)  Of this  amount,  a total of  1,160,000  are  subject  to the  approval  of disinterested shareholders at the annual and special meeting. See, "Section
     II - Business of the Meeting - 5. Approval of Option Grants under the Stock
     Option Plan".
(6)  Of  this  amount,  a  total  of  20,000  are  subject  to the  approval  of disinterested shareholders at the annual and special meeting. See, "Section
     II - Business of the Meeting - 5. Approval of Option Grants under the Stock
     Option Plan".

Gammon Stock Option Plan

     Gammon has adopted a stock option plan (the "Gammon  Stock Option Plan") in accordance with the requirements of The Toronto Stock Exchange.

     Under the Gammon  Stock Option Plan,  the maximum  number of Common  Shares that can be issued is  11,500,000.  As of September  20, 2004:  6,911,000 of the
stock options have been granted and

                                       12

exercised;  227,000 stock  options have been granted and expired;  and 9,912,300 stock  options have been granted but not  exercised;  and nil stock  options are reserved for future  granting.  It is proposed that the maximum number of shares that can be  issued  under  the  Gammon  Stock  Option  Plan be  increased  from
11,500,000  to  17,300,000.  See  "Section  II -  Business  of the  Meeting - 4.
Approval of Amendment to the Stock Option Plan". Certain grants made in the past year are  subject to  shareholder  approval.  See  "Section II - Business of the
Meeting - 5. Approval of Option Grants under the Stock Option Plan".

     The following  table sets forth details with respect to options to purchase
Common Shares which are  outstanding  under the Stock Option Plan as of the date hereof:

------------------------------------------------------------------------------------------------------------------------
Holder                Date of Grant        Common Shares      Exercise Price      Expiry Date           Market Price on
                                           Under Option #)    ($/share)                                 Date of Grant(1)
------------------------------------------------------------------------------------------------------------------------
Executive Officers    April 25, 2001             470,000           $1.50         April 25, 2006              $1.48
as a group            February 7, 2002           130,000           $0.75        February 7, 2007             $0.65
(4 in total)          March 15, 2002             437,500           $0.80         March 15, 2007              $0.80
                      October 9, 2002          1,025,000           $1.01         October 9, 2007             $1.01
                      July 4, 2003             2,327,800           $2.60          July 9, 2008               $2.60
                      February 2, 2004         2,280,000(2)        $5.45        February 2, 2009             $4.13
------------------------------------------------------------------------------------------------------------------------
Directors who are     September 10, 2002          75,000           $1.01       September 10, 2007            $0.80
not also executive    October 9, 2002             50,000           $1.01         October 9, 2007             $1.01
officers, as a group  July 4, 2003                32,000           $2.60          July 9, 2008               $2.60
(3 in total)          February 2, 2004            20,000(2)        $5.45        February 2, 2009             $4.13
                      May 11, 2004                50,000(2)        $7.94          May 11, 2009               $7.94
------------------------------------------------------------------------------------------------------------------------
Consultants           September 26, 2001          50,000           $0.50       September 26, 2006            $0.50
(5 in total)          April 24, 2002              20,000           $1.30         April 24, 2007              $1.35
                      July 4, 2003             1,200,000           $2.60          July 9, 2008               $2.60
                      February 2, 2004         1,720,000(2)        $5.45        February 2, 2009             $4.13
                      August 16, 2004             25,000(2)        $7.00         August 16, 2005             $6.37
------------------------------------------------------------------------------------------------------------------------
Notes:
(1)  In accordance with the terms of the plan, based on the closing price of the common shares on the day preceding the date of grant of the options.
(2)  Subject to the  approval of  disinterested  shareholders  at the annual and special meeting. See "Section II - Business of the Meeting - 4. Approval of
     Amendment  to the Stock  Option  Plan" and  "Section  II - Business  of the
     Meeting - 5. Approval of Option Grants under the Stock Option Plan".

     The  purpose  of the Gammon  Stock  Option  Plan is to  attract  and retain superior employees,  to provide a strong incentive for employees and consultants to put  forth  maximum  effort  for the  continued  success  and  growth  of the
Corporation  and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

     The Gammon Stock  Option Plan is  administered  by the Board of  Directors, with the Compensation Committee having been designated by the Board of Directors to administer it. The Compensation  Committee has full and complete authority to interpret the Gammon Stock Option Plan, to prescribe such rules and  regulations as it deems necessary for the proper  administration  of the Gammon Stock Option
Plan and to make such  determinations  and to take such  actions  in  connection therewith as it deems necessary or advisable.

     The Gammon Stock Option Plan is subject to the following:

     (a)  the  maximum  number of Common  Shares  which may be issued  under the
          Gammon  Stock  Option  Plan  shall not exceed  17,300,000,  subject to adjustment.  The maximum number of Common Shares with respect to which grants may be made to any one (1)  employee  or his or her  associates
          (as that term is defined in the Securities  Act  (Ontario))  shall not exceed 5% of the issued  shares.  The maximum  number of Common Shares reserved for issuance to insiders  (as defined in the  Securities  Act
          (Ontario)) of the  Corporation and their  associates  shall not exceed
          10% of the issuable shares,  the maximum number of Common Shares which may be

                                       13

          issued to insiders of the Corporation and their  associates  under the
          Gammon Stock  Option Plan within any one (1) year  period,  when taken together  with any other share  compensation  arrangements,  shall not exceed 10% of the issuable shares for all such insiders and associates in the  aggregate  and,  in the case of any one (1) insider and his or her associates, shall not exceed 5% of the issuable shares.

     (b)  the market value of Common Shares issued under the Gammon Stock Option
          Plan means the  closing  board lot sale price of the Common  Shares on the Toronto  Stock  Exchange  ("TSX") on the business day  immediately preceding  the date of grant and, if there was not a board lot sale on the TSX on such date, then the last board lot sale prior thereto.

     (c)  options are  exercisable  for a maximum  period of ten (10) years from the date of grant or such shorter  period as may be  determined at the time of the grant.

     (d)  grants made under the Gammon Stock Option Plan are not assignable.

     In 2004,  there were  2,280,000  stock  options  granted  to the  executive officers of the  Corporation.  See "Executive  Compensation - Aggregated  Option
Grants during the Most Recently Completed Financial Year - 2004".

     The following table sets forth information  concerning the aggregated stock options granted to the executive officers of the Corporation during 2004.

           Aggregated Option Grants during the Most Recently Completed
                              Financial Year - 2004

==============================================================================================================
                                         % of Total                       Market Value of
                          Securities       Options                           Securities
                             Under       Granted to                          Underlying
                            Options     Employees in     Exercise or       Options on the
                            Granted       Financial      Base Price         Date of Grant     Expiration Date
Name                          (#)          Year(1)      ($/Security)        ($/Security)
--------------------------------------------------------------------------------------------------------------
FRED GEORGE                1,080,000        26.5%           $5.45              $5.45          February 2, 2009
--------------------------------------------------------------------------------------------------------------
BRADLEY H. LANGILLE        1,160,000        28.5%           $5.45              $5.45          February 2, 2009
--------------------------------------------------------------------------------------------------------------
GREGORY K. LILLER             20,000         0.5%           $5.45              $5.45          February 2, 2009
--------------------------------------------------------------------------------------------------------------
L. LEANNE DOWE, C.A.          20,000         0.5%           $5.45              $5.45          February 2, 2009
===============================================================================================================
Notes:

(1)  A total of 4,095,000 options were granted to directors, officers, employees and  consultants  during the 2004  financial  year of which  4,095,000  are subject to disinterested  shareholder approval.  See "Section II - Business of the Meeting - 5. Approval of Option Grants under the Stock Option Plan".

     The following table sets forth information  concerning the aggregated stock options exercised by the executive officers of the Corporation during 2004.

                                       14

  Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values - 2004

=============================================================================================================
                                                                                     Value Unexercised In-
                                                            Unexercised Options      the Money Options at
                                                            at July 31, 2004             July 31, 2004
                       Securities      Aggregate Value              (#)                        ($)
                       Acquired On      Realized($)           Exercisable/                Exercisable/
Name                    Exercise(#)                           Unexercisable              Unexercisable(1)
-------------------------------------------------------------------------------------------------------------
FRED GEORGE              600,000         $3,624,000        2,200,000/1,080,000       $13,482,000/$2,754,000
-------------------------------------------------------------------------------------------------------------
BRADLEY H. LANGILLE      112,500         $  619,875         1,987,500/1,160,000       $12,003,000/$2,958,000
-------------------------------------------------------------------------------------------------------------
GREGORY K. LILLER         20,000         $  104,800            180,000/20,000           $1,382,250/$51,000
-------------------------------------------------------------------------------------------------------------
L. LEANNE DOWE,            7,200         $   30,940             2,800/20,000              $15,120/$51,000
C.A.
==============================================================================================================

Notes:
(1)  On July 30, 2004,  the last trading day of the 2004 financial  period,  the closing price of the Common Shares on the TSX Exchange was $8.00.
(2)  Exercised on October 30, 2003, at $6.04 per share.
(3)  Exercised on September 10, 2003, at $5.51 per share.
(4)  Exercised on March 4, 2004 at U$5.24 per share.
(5)  Exercised on January 19, 2004 at $5.95 per share.

Change of Control Agreements

     The  Corporation  has  no  change  of  control  agreements  with  executive officers.

Directors' and Officers' Liability Insurance

     The Corporation,  together with its related companies,  maintains liability insurance for the benefit of the  Corporation,  its related  companies and their directors and officers,  as a group.  The amount of insurance  purchased in 2004 was US $5,000,000  (aggregate limit). The policy contains a deductible clause of
$100,000  for  the  Canadian  claims,  and  U$250,000  for  U.S.  Claims  of the
Corporation and nil for each director or officer, on a per claim basis. In 2004, the aggregate  insurance  premium was $110,000 and did not  distinguish  between directors as a group or officers as a group.

Interests of Management and Others in Material Transactions

     As of July 31, 2004, no director or executive  officer of the  Corporation, no  security  holder  who is  known  to the  Corporation  to  own of  record  or beneficially  hold more than 10% of Common  Shares and no associate or affiliate of any such director,  executive officer or security holder has had any material interest,  direct or indirect, in any transaction or in any proposed transaction which has materially  affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed herein.

     Gammon  owns  approximately  25% of the  issued and  outstanding  shares of
Mexgold  Resources  Inc.  ("Mexgold")  as at July 31, 2004.  Mexgold is a junior natural  resource  issuer  with its  common  shares  listed  on the TSX  Venture
Exchange under the trading symbol, "MGR". Mr. Bradley H. Langille serves

                                       15

as President and is a director of Mexgold,  Mr. Gregory K. Liller serves as Vice
President Exploration and is a director of Mexgold, Ms. L. Leanne Dowe serves as
Chief  Financial  Officer of Mexgold,  Mr.  Dale M.  Hendrick  and Mr.  Colin P.
Sutherland serve as a directors of Mexgold.

Disclosure of Auditor Fees

     During the year ended July 31,  2004,  Gammon  paid a total of  $109,406 to
Grant Thornton LLP, Chartered Accountants. The following is a description of the fees.

     Audit Fees:  Audit fees in connection  with Grant  Thornton  LLP's audit of
     Gammon's annual financial statements and their review of Gammon's unaudited
     interim  financial   statements  included  in  Gammon's  Quarterly  Reports
     totalled approximately $76,480.

     All Other Fees:  Fees billed to Gammon by Grant  Thornton LLP for all other services totalled  approximately $32,926. These fees can be sub-categorized as follows:

          Other Audit and Audit-Related Services:  Other audit and audit-related services are services performed by Grant Thornton LLP that are closely related to the  performance  of the audit and in many cases could only be provided by  Gammon's  external  auditors.  Such  services  include comfort  letters  and  consents  related  to  securities  registration statements and other capital raising  activities,  reports relating to
          Gammon's regulatory  filings,  reports relating to Gammon's compliance with  provisions of or  calculations  required by  agreements  and due diligence  pertaining to  acquisitions.  The aggregate  fees billed to
          Gammon  by  Grant  Thornton  LLP for  other  audit  and  audit-related services rendered to Gammon totalled approximately $20,950.

          Tax-Related  Services:  The  aggregate  fees billed to Gammon by Grant
          Thornton  LLP  for  tax-related  services,  such as tax  advisory  and compliance, totalled approximately $9,800.

          Other  Services:  The aggregate  fees billed by Grant Thornton LLP for
          all  other   services   rendered  to  Gammon  for   matters   such  as
          non-financial   systems   consulting  and  business  process  reviews,
          totalled approximately $2,176.

Report on Executive Compensation

     The  Compensation  Committee and the  Nominating  and Corporate  Governance
Committee of the Board of Directors considers  compensation  matters as and when required. The Compensation Committee reviews and submits  recommendations to the
Board of Directors  with  respect to the  Corporation's  executive  compensation policies and the  compensation  paid to the  Corporation's  executive  officers, exluding the President and Chief Executive Officer. The Nominating and Corporate
Governance  Committee  reviews  and  submits  recommendations  to the  Board  of
Directors for the compensation of the President and Chief Executive Officer. The
Compensation  Committee  also  reviews  the  design and  competitiveness  of the
Corporation's  compensation and benefit programs generally and has the authority to  recommend  to the Board of Directors  for its  approval  amendments  to, and grants pursuant to, such programs.

     Composition of the Compensation Committee

     The Compensation  Committee is composed of Dale M. Hendrick (Chair),  Colin
P.  Sutherland  and Bradley H.  Langille.  Messrs.  Hendrick and  Sutherland are
unrelated  and  independent  members of the Board of Directors  and  therefore a majority  of the  members  of the  Compensation  Committee  are  independent  of management of the Corporation.

                                       16

     Composition of the Nominating and Corporate Governance Committee

     The Nominating and Corporate  Governance  Committee is composed of Colin P.
Sutherland (Chair),  Dale M. Hendrick and Alejandro Caraveo.  All members of the
Committee are considered independent members of the Board of Directors,  and are independent of management of the Corporation.

     Compensation Philosophy

     The Corporation's  executive compensation policy is designed to provide for the  enhancement of Shareholder  value,  the  successful  implementation  of the
Corporation's  business plans and a link between executive  compensation and the financial performance of the Corporation.

     The objectives of the Corporation's executive compensation policy are to:

     (a)  attract, retain and motivate executives critical to the success of the
          Corporation;

     (b)  provide fair,  competitive and cost effective compensation programs to its executives;

     (c)  link the interests of management with those of the Shareholders; and

     (d)  provide rewards for outstanding corporate and individual performance.

     The   Compensation   Committee   reviews  on  an  annual   basis  the  cash
compensation,  performance and overall  compensation  package for each executive officer, excluding the President and Chief Executive Officer. The Nominating and
Corporate Governance Committee reviews on an annual basis the cash compensation, performance  and  overall  compensation  package  for the  President  and  Chief
Executive  Officer.  Both  Committees  then  submit  to the  Board of  Directors recommendations  with respect to the basic salary,  bonus and  participation  in long-term incentive plans for each executive officer.

     Basic Salary

     In determining the basic salary of an executive  officer,  the Compensation
Committee and Nominating and Corporate  Goverance  Committee places equal weight on the following factors:

     (a)  the particular responsibilities related to the position;

     (b)  salaries paid by comparable businesses;

     (c)  the experience level of the executive officer; and

     (d)  his or her overall performance.

     Bonus Payments

     Executive officers are eligible for annual cash bonuses,  after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

     In taking into account the financial  performance  aspect, it is recognized that executive  officers cannot control certain factors,  such as interest rates and the  international  market for gold and industrial  minerals produced by the
Corporation.  When applying the financial performance criteria, the Compensation
Committee and Nominating and Corporate  Goverance  Committee  considers  factors over

                                       17

which the  executive  officers  can  exercise  control,  such as meeting  budget targets  established  by the Board of Directors  at the  beginning of each year, controlling  costs,  taking successful  advantage of business  opportunities and enhancing the competitive and business  prospects of the Corporation.  There are no pre-established payout ranges.

     In 2004, bonuses were awarded to the following officers of the Corporation:
President,  in the amount of $150,000; and Chief Executive Officer in the amount of $75,000.

     Long-Term Incentives

     The  Corporation  maintains a stock option plan,  the "Gammon  Stock Option
Plan", which has been approved by the Shareholders of the Corporation.

     During  2004,  the  Board  of  Directors,  on  the  recommendation  of  the
Compensation  Committee  and  Nominating  and  Corporate  Governance  Committee,
granted stock options to executive officers of the Corporation as follows:  Fred
George,  Chairman &  President,  was granted  1,080,000*  stock  options with an exercise price of $5.45,  which expire on February 2, 2009; Bradley H. Langille,
Chief Executive  Officer,  was granted 1,160,000* stock options with an exercise
price  of  $5.45,   which  expire  on  February  2,  2009;  Gregory  K.  Liller,
Vice-President  Exploration,  was granted 20,000* stock options with an exercise price of $5.45,  which expire on February 2, 2009;  and, L. Leanne  Dowe,  Chief
Financial  Officer,  was granted 20,000* stock options with an exercise price of
$5.45, which expire on February 2, 2009. The exercise price of the stock options was  determined  with reference to the closing price of the Common Shares on the
TSX on the trading day immediately  preceding the date of the grant of the stock options.  The grants of stock options marked with "*" are subject to shareholder approval as discussed under, "Section II - Business of the Meeting - 5. Approval of Option Grants under the Stock Option Plan".

                                    Compensation Committee of the Board of
                                    Directors of Gammon Lake Resources Inc.

                                    Dale M. Hendrick (Chair)
                                    Colin P. Sutherland
                                    Bradley H. Langille

                                    Nominating and Corporate Goverance Committee
                                    of the Board of Directors of
                                    Gammon Lake Resources Inc.

                                    Colin P. Sutherland (Chair)
                                    Dale M. Hendrick
                                    Alejandro Caraveo
September 22, 2004

Performance Graph

     The  following  graph shows a comparison  of the  cumulative  return of the
Corporation's publicity traded shares versus the S&P/TSX Composite Index and the
S&P/TSX Canadian Gold Index.

[See schedule F]

                                       18

                        SECTION IV - CORPORATE GOVERNANCE

     Gammon believes that good corporate governance is an essential element in a well-managed company.

     The Corporation's  corporate  governance  practices have been compared with the TSX corporate  governance  guidelines (the "TSX Guidelines")  (including the proposed amendments published in April 2002 and has been formally implemented as of July 31,  2004) and are set out in the  "Statement  of  Corporate  Governance
Practices" attached as Schedule "A" to this Circular.

     During 2004, the Corporation reviewed its corporate governance practices in light of the proposed  rules of the Ontario  Securities  Commission  (the "OSC")
regarding  corporate  governance matters (the "OSC Proposals").  The Corporation has also been  reviewing  its  corporate  governance  practices  in light of the
Sarbanes-Oxley  Act of 2002 ("SOX")  enacted in the United  States and the rules and regulations  issued and proposed to be issued by the Securities and Exchange
Commission (the "SEC") in the United States to give effect to that  legislation, as well as the proposals  published by the New York Stock  Exchange (the "NYSE")
in relation to corporate governance  requirements for NYSE-listed companies (the
"NYSE Proposals").

     When amendments to the TSX Guidelines,  the OSC Proposals,  the SOX-related rules and  regulations  of the SEC and the NYSE  Proposals  are  finalized,  the
Corporation  will reassess and make and any  necessary  changes to its corporate governance practices.

     The following is a description of the  Corporation's  corporate  governance practices.

Mandate of the Board of Directors

     The duties and responsibilities of the Board of Directors are:

     o    to  supervise  the  management  of the  business  and  affairs  of the
          Corporation; and

     o    to act with a view towards the best interests of the Corporation.

     In discharging  its mandate,  the Board of Directors is responsible for the oversight and review of the  development  of, among other things,  the following matters:

     o    the strategic planning process of the Corporation;

     o    identifying  the  principal  risks of the  Corporation's  business and ensuring the  implementation  of  appropriate  systems to manage these risks;

     o    succession  planning,  including  appointing,  training and monitoring senior management;

     o    a   communications   policy   for  the   Corporation   to   facilitate
          communications with investors and other interested parties; and

     o    the integrity of the  Corporation's  internal  control and  management information systems.

     The Board of Directors also has the mandate to assess the  effectiveness of the Board of  Directors  as a whole,  its  committees  and the  contribution  of individual directors.

                                       19

Composition of the Board of Directors

     The Board of  Directors,  as proposed in this  Circular for election at the
Meeting,  will  consist of six (6) members,  of whom the Board of Directors  has determined  that four (4) are "unrelated" for purposes of the TSX Guidelines and
"independent" for purposes of the OSC Proposals,  the AMEX Rules. These four (4)
directors are Merrs. Hendrick, Caraveo, Nieblas and Sutherland.

Meetings of the Board of Directors

     The Board of  Directors  meets at least  once  each  calendar  quarter  and following the annual meeting of Shareholders of the  Corporation.  The frequency of the meetings  and the nature of the meeting  agendas are  dependent  upon the nature of the  business  and affairs  which the  Corporation  faces from time to time. In fiscal 2004, the Board of Directors met four (4) times.

Independence of the Board of Directors

     Mr.  George is the Chairman of the Board of Directors  and the President of
the  Corporation.  The Board of Directors  believes  that there are  substantial benefits to the Corporation with Mr. George serving in both of those positions.

     To facilitate the  functioning of the Board of Directors  independently  of management, the following structures and processes are in place:

     o    members  of  management  on the  Board  of  Directors  is  limited  to one-third of the directors;

     o    when appropriate, members of management, including Mr. George, are not present for the discussion  and  determination  of certain  matters at meetings of the Board of Directors;

     o    under the by-laws of the  Corporation,  any two  directors  may call a meeting of the Board of Directors;

     o    Mr.  George's  compensation  is  considered,  in his  absence,  by the
          Nominating  and Corporate  Governance  Committee at least once a year;
          and

     o    in  addition to the  standing  committees  of the Board of  Directors,
          independent   committees  are  appointed  from  time  to  time,   when
          appropriate.

Committees of the Board of Directors

     The Board of Directors has four (4) standing committees:

     o    the Audit Committee;

     o    the Nominating and Corporate Governance Committee;

     o    the Compensation Committee; and

     o    the Health, Safety and Environment Committee.

     The majority of all of the  committees  are  independent  of management and report directly to the Board of Directors.  From time to time, when appropriate, ad hoc  committees  of the  Board of  Directors  are  appointed  by the Board of
Directors.

                                       20

     Audit Committee

     The members of the Audit Committee are Messrs.  Sutherland (Chair), Caraveo
and  Hendrick.  During  2004,  the Audit  Committee  met twice  (2)  times.  Mr.
Sutherland is a Chartered Accountant.

     The purposes of the Audit  Committee  are to assist the Board of Directors'
oversight of:

     o    the integrity of Gammon's financial statements;

     o    Gammon's compliance with legal and regulatory requirements;

     o    the risk management policies of management;

     o    the qualifications and independence of Gammon's independent  auditors;
          and

     o    the  performance  of the  independent  auditors and Gammon's  internal audit function.

     Nominating and Corporate Governance Committee

     The  members of the  Nominating  and  Corporate  Governance  Committee  are
Messrs.  Sutherland  (Chair),  Caraveo,  and Hendrick.  During fiscal 2004,  the
Nominating and Corporate Governance met one (1) time.

     The purpose of the Nominating and Corporate Governance Committee are:

     o    to identify and  recommend  individuals  to the Board of Directors for nomination  as members of the Board of  Directors  and its  committees
          (other than the Nominating and Corporate Governance Committee);

     o    to review  and set out  recommendations  for the  remuneration  of the
          President & Chief Executive Officer of Gammon; and

     o    to develop and  recommend to the Board of Directors a set of corporate governance principles applicable to Gammon.

     Compensation Committee

     The members of the  Compensation  Committee are Messrs.  Hendrick  (Chair),
Sutherland and Langille.  During fiscal 2004, the Compensation Committee met one
(1) time.

     The purposes of the Compensation  Committee are to make  recommendations to the Board of Directors relating to the compensation of:

     o    the members of the Board of Directors; and

     o    members of senior management of Gammon.

     Health, Safety and Environment Committee

     The members of the Health,  Safety and  Environment  Committee  are Messrs.
Caraveo  (Chair),  Hendrick and Langille.  During 2004,  the Health,  Safety and
Environment Committee met one (1) time.

                                       21

     The  purposes  of the  Health,  Safety and  Environment  are to monitor the implementation and management of the Corporation's  policies relating to health, safety and environmental matters.

     In  particular,  the  Health,  Safety  and  Environment  Committee  has the
authority and responsibility for:

     o    ensuring   that   appropriate   and  effective   health,   safety  and
          environmental  policies and procedures are in place,  operational  and supported by sufficient resources;

     o    reviewing and monitoring the health, safety and environmental policies and  procedures  of the  Corporation  and  reporting  to the  Board of
          Directors  with any  recommendations  relating to those  policies  and procedures;

     o    reviewing   material   incidents   relating  to  health,   safety  and
          environmental  issues and reporting to the Board of Directors with any recommendations relating to those incidents;

     o    promoting and supporting  improvements  to the  Corporation's  health, safety and environmental record; and

     o    arranging,  implementing and overseeing environmental audits at any of the operations of the Corporation.

Decisions requiring Board of Directors Approval

     In addition to those matters  which,  by law, must be approved by the Board of Directors, the approval of the Board of Directors is required for:

     o    the Corporation's annual business plan and budget;

     o    major acquisitions or dispositions by the Corporation; and

     o    transactions which are outside of the Corporation's existing business.

Shareholder Communications

     The  Board  of  Directors  has  authorized   management  to  represent  the
Corporation  in  its  communications   with  shareholders  and  members  of  the
investment community. In addition, management meets regularly with investors and other interested  parties to receive and respond to inquiries and comments.  The
Corporation  seeks to ensure that all inquiries and concerns  receive a complete and timely response from the appropriate member of management.

     The Board of Directors reviews the Corporation's significant communications with investors and the public,  including the Corporation's  Annual  Information
Form,  Management's  Discussion  & Analysis,  Management  Information  Circular,
annual  audited   financial   statements  and  quarterly   unaudited   financial
statements.

Expectations of Management

     The Board of Directors has charged  management with  responsibility for the efficient  management  of the  business and affairs of the  Corporation  and the identification  and  proposal  of  initiatives  for the  Corporation  to  secure opportunities as they arise. In order for the Board of Directors to

                                       22

effectively carry out its mandate,  it regularly  assesses the abilities of, and communicates those assessments to, management.

     The Board of Directors recognizes the value of direct input from management as it serves  to  assist  the Board of  Directors  in its  deliberations.  Where appropriate,  members of management are invited to attend  meetings of the Board of Directors to provide their input on various matters.

                                 OTHER BUSINESS

     The  form  of  proxy  accompanying  this  Circular  confers   discretionary
authority  upon  the  persons  named  therein  with  respect  to  amendments  or variations  to matters  identified in the Notice of the Meeting or other matters which may properly come before the Meeting.  Management of the Corporation knows of no matter to come  before the Meeting or of any  amendment  or  variation  to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to management should  properly come before the Meeting,  Common Shares  represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the person voting such Common Shares.

                             ADDITIONAL INFORMATION

     The Corporation will furnish, without charge, to any Shareholder submitting a written request, a copy of the Corporation's  annual report for the year ended
July 31, 2004 on United States  Securities and Exchange  Commission Form 40-F or
the Canadian Annual  Information  Form,  including the financial  statements and schedules  thereto.  Such written request should be directed to the attention of
Gammon  Lake  Resources  Inc.,  202  Brownlow  Avenue,  Cambridge  2, Suite 306,
Dartmouth, Nova Scotia, B3B 1T5.

                           BOARD OF DIRECTORS APPROVAL

     The contents of this Circular and the sending  thereof to the  Shareholders of  the  Corporation  have  been  approved  by the  Board  of  Directors  of the
Corporation.

DATED this 22nd day of September, 2004.

                                      FRED GEORGE
                                      Chairman and President

                                       23

                                  SCHEDULE "A"

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The  Corporation's  corporate  governance  practices  are compared with the corporate governance guidelines set out in the TSX Company Manual (including the proposed amendments published in April 2002 and has been formally implemented as of July 31, 2004).

                                                  Does
                                                 Gammon
TSX Corporate Governance Guidelines               Align?        Gammon's Corporate Governance Practices
-----------------------------------               ------        ---------------------------------------
1. The board of directors of every corporation      YES         The Board of Directors has responsibility for
   should explicitly assume responsibility for                  stewardship of the Corporation by, among other things,
   the stewardship of the corporation.                          supervising the management of the Corporation's business and affairs, with the goal of enhancing shareholder value.

   As part of the overall stewardship
   responsibility, the board of directors
   should assume responsibility for the
   following Matters:

   a.  adoption of a strategic planning process     YES         The Board of Directors is responsible for the oversight and
       and approval of a strategic plan which                   review of the strategic planning process of the Corporation.
       takes into account, among other things,
       the opportunities and risks of the business;             Strategic issues facing the Corporation are reviewed with
                                                                management and addressed by the Board of Directors at its
                                                                regularly scheduled meetings and at meetings specifically
                                                                called for such purpose.  Management must seek the board's approval for any transaction that would have a significant impact on the strategic plan.

   b.  th identification of the principal risks     YES         The Board of Directors is responsible for identifying the
       of the corporation's business and                        principal risks of the Corporation's business and ensuring
       ensuring implementation of appropriate                   implementation of appropriate systems to manage these risks. The
       systems to manage these risks;                           Board of Directors, directly or through its committees,
                                                                periodically reviews specifically identified risks. The Audit
                                                                Committee, among other things, assists the Board of Director's oversight of the integrity of the Corporation's financial
                                                                statements.  The board, through the Audit Committee, esnures that the company adopts risk management policies.  The Health, Safety and Environment Committee, among other things, has the authority and responsibility for ensuring that appropriate and effective health, safely and environmental policies and procedures are in place, operational and supported by sufficient resources.

   c.  succession planning, including               YES         A key responsibility of the Board of Directors is overseeing
       appointing, training and monitoring                      and reviewing the development of succession planning by the
       senior management;                                       Corporation.  The Nominating and Corporate Governance Committee,
                                                                among other things, has the

                                                                authority and responsibility for identifying and recommending individuals to the Board of Directors and its committees
                                                                (other than the Nominating and Corporate Governance Committee).

   d.  a communications policy for the           YES            The Board of Directors has authorized management to
       corporation; and                                         represent the Corporation in its communications with shareholders and members of thie investment community.  Adequate structures are in place to ensure effective, timely and non-selective
                                                                communications between the Corporation and shareholders, members of the investment community and securities and other regulatory agencies.

   e.  the integrity of the corporation's        YES            The Board of Directors, through the Audit Committee, is responsible
       internal control and management                          for the performance of the Corporation's internal audit function.
       information systmes
-----------------------------------------------------------------------------------------------------------------------------------

2. The board of directors of every corporation   YES            As used herein, the term "unrelated director" means a director who
   should be constituted with a majority of                     is independent of management and is free from any interest and any
   individuals who qualify as unrelated directors               business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interets of the Corporation, other than interests and relationships arising from shareholding.

                                                                Based on the information provided by the nominees for election as directors of the Corporation, the Board of Directors has determined that the following nominees for election as directors are "unrelated directors":  Dale M. Hendrick, Alejandro Caraveo,
                                                                Rodolfo Nieblas and Colin P. Sutherland.

                                                                These nominees constitute two-thirds of the six nominees for election as directors of the Corporation.  The Corporation believes that it has an effective balance between nominees who are unrelated directors, and those who are not.
-----------------------------------------------------------------------------------------------------------------------------------
3. The application of the definition of          YES            The Board of Directors, directly and through the Nominating and
   "unrelated director" to the circumstances                    Corporate Governance Committee, has the responsibility to review
   of each individual director should be the                    annually the relationships, if any, between the Board of Directors,
   responsibility of the board of directors which               the Corporation and management.
   has a majority of unrelated directors.  The
   board of directors will also be required to                  Based on the information provided by the nominees for
   disclose on an annual basis the analysis of                  election as directors of the Corportion, the Board of
   the application of the principles supporting                 Directors has determined that the following nominees for
   this conclusion.

                                        2

                                                                election as directors are "unrelated directors": Dale M. Hendrick,
                                                                Alejandro Caraveo, Rodolfo Nieblas and Colin P. Sutherland.
-----------------------------------------------------------------------------------------------------------------------------------
4. The board of directors of every corporation   YES            The Nominating and Corporate Governance Committee, among other
   should appoint a committee of directors                      things, has the authority and responsibility for identifying and
   composed exclusively of outside directors,                   recommending individuals to the Board of Directors for nomination
   a majority of whom are unrelated directors,                  as members of the Board of Directors and its committees (other
   with the responsibility for proposing to the                 than the Nominating and Corporate Governance Committee) and for
   full board of directors new nominees to the                  estabilshing procedures for the oversight of the Board of
   board of directors and for assessing directors               Directors and its committees.
   on an ongoing basis.
                                                                A majority of the members of the Nominating and Corporate
                                                                Governance Committee are "unrelated directors".
-----------------------------------------------------------------------------------------------------------------------------------
5. Every board of directors should implement     YES            The Nominating and Corporate Governance Committee, among other
   a process to be carried out by the nominating                things, has the authority and responsibility for developing and
   committee or other appropriate committee for                 recommending to the Board of Directors a set of corporate
   assessing the effectiveness of the board of                  governance principles applicable to the Corporation and for
   the board of directors as a whole, the                       establishing Procedures for the oversight of the Board of
   committees of the board of directors and                     Directors and its committees.
   the contribution of individual directors.
-----------------------------------------------------------------------------------------------------------------------------------
6. Every corporation, as an integral element     YES            The Nominating and Corporate Governance Committee is responsible
   for the process of appointing new directors,                 for establishing an orientation and education program for new
   should provide an orientation and education                  Members of the Board of Directors. All new Directors are provided
   program for new recruits to the board of                     with Gammon's Code of Business Conduct & Ethics, the
   directors.                                                   Accountabilities of Individual Directors, the Charters of the Board
                                                                and its committees. Directors are invited to tour the company's facilities.
-----------------------------------------------------------------------------------------------------------------------------------
7. Every board of directors should examine       YES            The Nominating and Corporate Governance Committee is responsible
   its size an undertake, where appropriate,                    for making recommendations to the Board of Directors
   a program to establish a board size which                    from time to time as to changes that the Nominating and Corporate
   facilitates effective decision-making.                       Committee believes to be desirable to the size of the Board of Directors or any committee of the Board of Directors.

                                                                The Board of Directors, based on a recommendation from the
                                                                Nominating and Corporate Governance Committee, has determined that the present sizes of the Board of Directors (as proposed in this Circular for election at the Meeting) and its committees are appropriate for effective decision-making.

-----------------------------------------------------------------------------------------------------------------------------------

                                       3

8. The board of directors should review the      YES            The Compensation Committee, among other things, has the authority
   adequacy and form of the compensation of                     and responsibility for making recommendations to the Board of
   directors and ensure the compensation                        Directors relating to the compensation of Members of the Board
   realistically reflects the resonsibilities and               of Directors.
   risk involved in being a director.

-----------------------------------------------------------------------------------------------------------------------------------
9. Subject to Guideline 13, committees of the    YES            A majority of the members of standing committees of the Board of
   board of directors should generally be                       Directors are "unrelated directors".  The Nominating and
   composed of outside directors, a majority                    Corporate Governance Committee and the Audit Committee are
   of whom are unrelated directors.                             exclusively comprised of "unrelated directors". The Compensation
                                                                Committee and the Health, Safety and Environment Committee are
                                                                composed of a majority of "unrelated directors".  Some management director representation is considered vital on these latter two committees in order to assist the flow of information in the dynamic environment in which the Corporation operates.
-----------------------------------------------------------------------------------------------------------------------------------
10. Every board of directors should expressly    YES            The Nominating and Corporate Governance Committee, among other
    assume responsibility for, or assign to a                   things, has the authority and responsibility for developing and
    committee of directors, the general                         recommending to the Board of Directors a set of corporate
    responsibility for developing the                           governance principles applicable to the Corporation.
    corporation's approach to governance
    issues.
-----------------------------------------------------------------------------------------------------------------------------------
11. The board of directors, together with the     YES           The Nominating and Corporate Governance Committee is responsible
    Chief Executive Officer, should develop                     for developing position descriptions for the Board of Directors
    position descriptions for the board of                      and the Chief Executive Officer of the Corporation and for d
    Directors and for the Chief Executive                       delineating any limits to management's responsibilities.
    Officer, including the definition of the
    limits to management's responsibilities.  In
    addition, the board of directors should
    approve or develop the corporate objectives.                The Nominating & Corporate Governance Committee in relation to, the President and Chief Executive Officer, is responsible for making recommendations to the Board of Directors in realtion to the corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer, evaluating the performance of the President and Chief Executive Officer in light of those goals and objectives and setting the President's and
                                                                Chief Executive Officer's compensation level based on this evaluation.
-----------------------------------------------------------------------------------------------------------------------------------
12. Every board of directors should implement     YES           To facilitate the functioning of the Board of Directors
    structures and procedures which ensure                      independently of management, the following structures and processes
    that the board of directors can function                    are in place:  the members of management on the Board of
    independently of management.  The chair                     Directors do not exceed one-third when appropriate, members of
    or lead director should ensure that the board               management, including the President and Chief Executive
    of directors carries out its responsibilities
    effectively shich will involve the board of

                                       4

    directors meeting on a regular basis without                Officer, are not present for the discussion and determination of
    management present and may involve assigning                certain matters at meetings of the Board of Directors; under
    the responsibility for administering the board of           the by-laws of the Corporation, any two directors may call a
    directors' relationship to management to a                  Meeting of the Board of Directors; the President's and Chief
    committee of the board of directors.                        Executive Officer's compensation is considered, in their absence, by the Compensation Committee at least once a year, and, in addition to the standing committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.
-----------------------------------------------------------------------------------------------------------------------------------
13. The audit committee of every board of         YES           All members of the Audit Committee are "unrelated directors".
    directors should be composed only of
    unrelated directors.

    All of the members of the audit committee                   The Board of Directors has adopted the definitions of "financial
    should be financially literate and at least                 literacy" and "accounting or related financial expertise", as
    one member should have accounting or                        set out in the practice notes of the proposed TSX Guidelines.
    related financial expertise.  Each board of                 Based on information provided to the Board of Directors, the Board
    directors shall determine the definition of                 of Directors has determined that all members of the Audit Committee
    and criteria for "financial literacy" and                   are "financially literate" and at least one member has "accounting
    "accounting or related financail expertise".                or related financial expertise".

    The board of directors should adopt a                       The Board of Directors has developed a charter for the Audit
    charter for the audit committee which sets                  Committee.
    out the roles and responsibilities of the
    audit committee which should be
    specifically defined so as to provide
    appropriate guidance to audit committee
    members as to their duties.

    The audit committee should have direct                      The Audit Committee, among other things, assists the Board of
    communication channels with the internal                    Directors' oversight of the performance of the Corporation's
    and external auditors to discuss and review                 internal audit function.
    specific issues as appropriate.  The audit
    committee duties should include oversight
    responsibility for management reporting on
    internal control.
-----------------------------------------------------------------------------------------------------------------------------------
14. The board of directors should implement a     YES           Each of the Audit Committee, the Nominating and Corporate
    system which enables an individual director                 Governance Committee, the Compensation Committee and the Health,
    to engage an outside adviser at the                         Safety and Environment Committee have the authority, at the expense
    Corporation's expense, in appropriate                       of the Corporation, to select, retain and approve the fees and
    circumstances.  The engagement of the                       other retention terms of special legal counsel or other experts or
    outside adviser should be subject to the                    consultants, as it deems appropriate, without seeking approval of
    approval of an appropriate committee of                     the Board of Directors of management.
    the board of directors.

-----------------------------------------------------------------------------------------------------------------------------------

                                       5

                                  SCHEDULE "B"

                           GAMMON LAKE RESOURCES INC.

                                STOCK OPTION PLAN

1.   INTERPRETATION:

     For the purposes of this Plan, the following terms shall have the following meanings:

     (a)  Board means the board of directors of the Corporation;

     (b)  Corporation means Gammon Lake Resources Inc.;

     (c)  Consultant means an individual, other than an employee or an executive of the issuer, that:

          (i)  is engaged on an ongoing  basis to provide bona fide  consulting, technical,  management  or other  services to the issuer or to an affiliated  entity of the issuer under a written contract between the  issuer or the  affiliated  entity  and the  individual  or a
               Consultant  Company or Consultant  Partnership of the individual;
               and

          (ii) in the reasonable  opinion of the issuer,  spends or will spend a significant  amount  of time and  attention  on the  affairs  and business of the issuer or an affiliated entity of the issuer;

     (d)  Consultant Company means, for an individual  Consultant,  a company of which the individual Consultant is an employee or shareholder;

     (e)  Consultant  Partnership  means,  for  an  individual   Consultant,   a
          partnership  of which the  individual  Consultant  is an  employee  or partner;

     (f)  Effective  Date means the date of  adoption of this Plan by the Board, namely October 1, 1999;

     (g)  Eligible Person means,  subject to all applicable  laws, any employee,
          Senior Officer, director, Consultant, Consultant Company or Consultant
          Partnership  of the  Corporation  or any  Subsidiary  or any  personal holding corporation  controlled by a Senior Officer or director of the
          Corporation  or any Subsidiary or any  registered  retirement  savings plans established for the sole benefit of an employee,  Senior Officer or director of the Corporation or any Subsidiary;

     (h)  Insider means:

          (i)  an insider as defined  under Section 1(1) of the  Securities  Act
               (Ontario),  other than a person who falls within that  definition solely by  virtue of being a  director  or  Senior  Officer  of a
               Subsidiary,  and (ii) an associate, as defined under Section 1(1)
               of the Securities Act (Ontario),  of any person who is an insider by virtue of clause 1(h)(i) above;

     (i)  Option  means an option to  purchase  Shares  granted  to an  Eligible
          Person pursuant to the terms of the Plan;

     (j)  Outstanding Issue shall mean the number of Shares that are outstanding immediately prior to the share issuance in question,  excluding Shares issued pursuant to Share Compensation  Arrangements over the preceding one-year period;

     (k)  Participant means Eligible Persons to whom Options have been granted;

     (l)  Plan means this stock option plan of the Corporation;

     (m)  Senior Officer has the meaning ascribed thereto in Section 1(1) of the
          Securities Act (Ontario);

     (n)  Shares means the common shares of the Corporation;

     (o)  Share Compensation  Arrangement" means any stock option,  stock option plan,  employee  stock  purchase  plan or any  other  compensation  or incentive  mechanism  involving the issuance or potential  issuance of
          Shares,  including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

     (p)  Subsidiary  means any company that is a subsidiary of the  Corporation as defined under Section 1(4) of the Securities Act (Ontario); and

     (q)  Termination Date means the date on which a Participant ceases to be an
          Eligible Person.

     Words  importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

     This  Plan and all  matters  to which  reference  is made  herein  shall be governed  by and  interpreted  in  accordance  with the laws of the  Province of
Ontario and the laws of Canada applicable therein.

2.   PURPOSE: The purpose of this Plan is to:

     (a)  encourage  ownership of the Shares by directors,  Senior  Officers and employees of the Corporation  and its  Subsidiaries  and  Consultants,
          Consultant  Companies and Consultant  Partnerships,  who are primarily responsible for the management and profitable growth of its business;

     (b)  advance the  interests  of the  Corporation  by  providing  additional incentive for superior performance by such persons; and

     (c)  attract  and retain  valued  directors,  Senior  Officers,  employees,
          Consultants, Consultant Companies and Consultant Partnerships.

3.   ADMINISTRATION: The Plan shall be administered by the Board. Subject to the limitations of the Plan and the  requirements  of such  regulatory  authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board shall have the authority to:

     (a)  grant options to purchase Shares to Eligible Persons;

     (b)  determine  the  terms,   limitations,   restrictions   and  conditions
          respecting such grants;

     (c)  interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations  relating to the Plan as it shall from time to time deem advisable, and

     (d)  make  all  other  determinations  and to take  all  other  actions  in connection with the  implementation  and administration of the Plan as it may deem necessary or advisable.

     The   Board's   guidelines,   rules,   regulation,    interpretations   and
determinations  shall be  conclusive  and binding upon the  Corporation  and all other persons.

4.   SHARES  SUBJECT  TO THE PLAN:  The  maximum  number of Shares  which may be reserved and set aside for issue under this Plan shall be  17,300,000,  provided that the Board shall have the right,  from time to time, to increase such number subject  to  the  approval  of the  shareholders  of the  Corporation  and  such regulatory  authorities,  stock  exchanges or  over-the-counter  markets  having jurisdiction  over the affairs of the Corporation.  The maximum number of Shares which may be reserved  for issuance to any one person under the Plan shall be 5%
of the Shares outstanding at the time of the grant (on a non-diluted basis) less the  aggregate  number of Shares  reserved for issuance to such person under any other  option to purchase  Shares from  treasury  granted as a  compensation  or incentive mechanism.

     Any  Shares  subject  to an Option  which for any  reason is  cancelled  or terminated  without  having been  exercised  shall again be available for grants under the Plan.

5.   PARTICIPATION:  Options  shall be granted  under the Plan only to  Eligible
Persons  designated  from time to time by the Board and shall be  subject to the approval of such regulatory  authorities,  stock  exchanges or  over-the-counter having jurisdiction over the affairs of the Corporation.

6.   TERMS AND  CONDITIONS OF OPTIONS:  The terms and  conditions of each Option shall include the following, as well as such other provisions,  not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock  option  agreement  entered  into  between  the  Corporation  and a
Participant:

     (a)  Option  Price:  The option  price of any Shares in respect of which an
          Option  may be  granted  shall be fixed by the  Board but shall be not less than the  market  price of the  Shares at the time the  Option is granted.  For the purpose - of this subparagraph  6(a), "market price"
          shall be deemed to be the  closing  price as  reported  by the Toronto
          Stock Exchange,  or, if the Shares are not listed on the Toronto Stock
          Exchange,  on such other principal stock exchange or  over-the-counter market on which the Shares  are listed or quoted,  as the case may be, on the last trading day  immediately  preceding the day upon which the
          Option is granted.  If the Shares are not  publicly  traded or quoted, then the "market  price" shall be the fair market value of the Shares, as  determined  by the  Board,  on the day upon  which  the  Option is granted.  In the  resolution  allocating  any  Option,  the  Board may determine  that (i) the date of grant of the Option  shall be a future date determined in the manner specified in such  resolution,  in which case, for the purpose of this subparagraph 6(a), market price shall be deemed  to be the  weighted  average  trading  price of the  Shares as reported  by the  Toronto  Stock  Exchange,  or if the  Shares are not
          listed on the Toronto Stock  Exchange,  on such other  principal stock exchange or over-the-counter  market on which the Shares are listed or quoted,  as the case may be, for the five (5) trading  days  preceding the date of the grant, or, if the Shares are not publicly

                                       3

          traded or quoted,  then the  "market  price"  shall be the fair market value of the Shares, as determined by the Board, on the date of grant, and (ii) the date or dates of the  vesting  of the  option  shall be a future  date or  dates  determined  in the  manner  specified  in such resolution.  The Board may also  determine that the exercise price per share may  escalate at a  specified  rate  dependent  upon the date on which any Option may be exercised by the Participant.

     (b)  Payment:  The full purchase price of Shares  purchased under an Option shall be paid in cash or certified  funds upon the  exercise  thereof, and upon  receipt of payment in full,  but subject to the terms of the
          Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.  A holder of an
          Option shall have none of the rights of a shareholder until the Shares are issued to him.

     (c)  Term of Option:  Options  may be granted  under this Plan  exercisable over a period not  exceeding  five (5)  years.  Each  Option  shall be subject to earlier termination as provided in subparagraph 6(e).

     (d)  Exercise  of  Option:   Subject  to  the   provisions   contained   in
          subparagraph  6(e)(ii),(iii)  and  (iv),  no Option  may be  exercised unless the Participant is then an Eligible Person. This Plan shall not confer upon the  Participant any right with respect to continuation of employment by the Corporation. Absence on leave approved by an officer of the  Corporation  or of any  Subsidiary  authorized  to  give  such approval shall not be considered an interruption of employment for any purpose of the Plan.  Subject to the provisions of the Plan, an Option may be exercised  from time to time by delivery to the transfer  agent of the Corporation in Toronto of written notice of exercise specifying the  number  of  Shares  with  respect  to which  the  Option is being exercised and  accompanied by payment in full of the purchase price of the Shares then being purchased.

     (e)  Termination of Options:  Unless otherwise  determined by the Board, in its  sole  discretion,  and  as  may be  permitted  by any  regulatory
          authorities,   stock  exchanges  or  over-the-counter  markets  having
          jurisdiction  over the affairs of the Corporation,  any Option granted pursuant hereto, to the extent not validly  exercised,  will terminate on the earliest of the following dates:

          (i)  the date of  expiration  specified in the Option  agreement or in the resolution of the Board granting such Option, as the case may be,  being not more than five (5) years after the date upon which the Option was granted;
          (ii) immediately upon the termination of the  Participants  employment with the  Corporation or a Subsidiary,  where  termination is for cause;
          (iii)thirty (30) days after the  Participant  ceases to be an Eligible
               Person, other than by reason of retirement,  permanent disability or death during which thirty (30) day period the  Participant may exercise  the Option to the extent he was entitled to exercise it at the date the  Participant  ceased  to be an  Eligible  Person.
               Without   limitation,   and  for  greater  certainty  only,  this
               provision  will  apply  regardless  of  whether  the  Participant received  compensation in respect of dismissal or was entitled to a period of notice of  termination  which  would  otherwise  have permitted  a  greater  portion  of the  Option  to vest  with the
               Participant;
          (iv) ninety  (90) days after the date of the death of the  Participant during  which  ninety (90) day period the Option may be exercised by  the  Participant's  legal  representative  or the  person  or persons to whom the deceased Participant's

                                       4

               rights under the Option shall pass by will or the applicable laws
               of  decent  and   distribution,   and  only  to  the  extent  the
               Participant  would have been  entitled to exercise  the Option on the date of death; and
          (v)  ninety  (90)  days  after   termination   of  the   Participant's
               employment by reason of permanent  disability or retirement under any retirement plan of the Corporation or any Subsidiary,  during which  ninety (90) day period the  Participant  may  exercise the
               Option to the extent he was  entitled  to exercise it at the time of such  termination,  provided that if the Participant shall die within  such  ninety  (90) day  period,  then such right shall be extended to ninety (90) days  following  the date of death of the
               Participant  and  shall  be  exercisable   only  by  the  persons
               described  in  clause  6(e)(iv)  hereof  and  only to the  extent therein set forth.

     (f)  Non-transferability  of Option:  No Option  shall be  transferable  or assignable by the Participant other than by will or the laws of decent and  distribution  and such  Option  shall be  exercisable  during his lifetime only by the Participant.

     (g)  Applicable  Laws or  Regulations:  The Plan, the grant and exercise of
          Options hereunder and the Corporation's obligation to sell and deliver
          Shares upon exercise of the Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and  regulations of any stock exchange or  over-the-counter  market on which the Shares are listed or quoted for trading, as the case may be, and to such approvals by any regulatory or governmental agency as may, in the  opinion  of  counsel  to the  Corporation,  be  required.  The
          Corporation shall not be obligated by any provision of the Plan or the granting of any Option  hereunder to issue or sell Shares in violation of  such  laws,  rules  and  regulations  or  any  condition  of  such approvals.  No Option  shall be granted  and no Shares  issued or sold hereunder where such grant,  issue or sale would require  registration
          of  the  Plan  or  the  Shares  under  the  securities   laws  of  any
          jurisdiction and any purported grant of any Option or issue or sale of
          Shares  hereunder  in violation of this  provision  shall be void.  In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed or quoted, upon official notice of issuance,  with all stock exchanges or over-the-counter  markets, as the case may be, on which the Shares are listed or quoted for trading.  Shares issued and sold to  Participants pursuant to the exercise of Options may be subject to  limitations  on sale or resale under applicable securities laws.

7.   ADJUSTMENTS IN SHARES SUBJECT TO THE PLAN:

     (a)  Subdivisions  and  Redivisions:  In the  event of any  subdivision  or redivision  of the Shares at any time while any Option is  outstanding into a greater  number of Shares,  the  Corporation  shall  thereafter deliver at the time of exercise  of any Option,  in lieu of the number of Shares in  respect of which  such  Option is then being  exercised, such greater number of Shares as would result from said subdivision or redivision had such Option been exercised  before such  subdivision or redivision  without the Participant  making any additional  payment or giving any other consideration therefor.

     (b)  Consolidations: In the event of any consolidation of the Shares at any time while any Option is  outstanding  into a lesser number of Shares, the Corporation  shall thereafter  deliver,  and the Participant shall accept,  at the time of exercise of any Option,  in lieu of the number of Shares in  respect of which  such  Option is then being  exercised, such lesser

                                       5

          number of  Shares as would  result  from such  consolidation  had such
          Option been exercised before such consolidation.

     (c)  Reclassifications/Changes:  In the  event of any  reclassification  or change of the Shares at any time while any Option is outstanding,  the
          Corporation  shall  thereafter  deliver at the time of exercise of any
          Option  hereunder the number of securities of the  Corporation  of the appropriate class or classes resulting from said  reclassification  or change as the  Participant  would  have been  entitled  to  receive in respect of the  number of Shares in  respect  of which such  Option is then being  exercised  had such  Option  been  exercised  before  such reclassification or change.

     (d)  Other   Capital   Reorganizations:   In  the  event  of  any   capital
          reorganization  of the  Corporation  at any time  while any  Option is
          outstanding,   not  otherwise   covered  in  this  paragraph  7  or  a
          consolidation, amalgamation or merger with or into any other entity or the  sale of the  properties  and  assets  as or  substantially  as an entirety to any other entity,  the Participant if he has not exercised his Option prior to the effective date of such capital reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such
          Option  thereafter,  shall be entitled to receive and shall  accept in lieu of the number of Shares  then  subscribed  for by him but for the same aggregate  consideration  payable  therefor,  the number of other securities  or  property  of the entity  resulting  from such  capital reorganization,  consolidation,  amalgamation,  merger or sale, as the case may be, that the Participant  would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

     (e)  Other  Changes:  In the event  that the  Corporation  takes any action affecting  the Shares at any time,  other  than any  action  described above,  which  in  the  opinion  of  the  board  of  directors  of the
          Corporation would materially affect the rights of the Participant, the exercise  price or number  of Shares  issuable  upon  exercise  of any
          Option will be adjusted in such manner,  if any, and at such time,  as the board of directors of the Corporation  may determine,  but subject in all cases to any necessary regulatory and, if required, shareholder approval.  Failure  to  take  such  action  by  the  directors  of the
          Corporation  so as to  provide  for an  adjustment  on or prior to the effective date of any action by the  Corporation  affecting the Shares will be  conclusive  evidence  that  the  board  of  directors  of the
          Corporation  has determined that it is equitable to make no adjustment in the circumstances.

     (f)  The Corporation  shall not be obligated to issue fractional  Shares in satisfaction of its  obligations  under the Plan or any Option and the
          Participant  will not be entitled to receive any form of  compensation in lieu thereof.

     (g)  If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation  or  entity,  there  shall be no  adjustments  made to the number  of  Shares  or other  securities  subject  to the  Options  in consequence thereof and the Options shall remain unaffected.

     (h)  The  adjustment in the number of Shares  issuable  pursuant to Options provided for in this paragraph 7 shall be cumulative.

     (i)  On the  happening  of each and  every  of the  foregoing  events,  the applicable  provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and

                                       6

          the Board shall take all necessary  action so as to make all necessary adjustments  in the  number  and  kind of  securities  subject  to any outstanding Option (and the Plan) and the exercise price thereof.

8.   LIMITS WITH RESPECT TO INSIDERS:

     (a)  The maximum  number of Shares  which may be reserved  for  issuance to
          Insiders under the Plan or other Share Compensation  Arrangement shall be 10% of the Outstanding Issue.

     (b)  The maximum number of Shares which may be issued to Insiders under the
          Plan or other Share Compensation  Arrangement within a one-year period shall be 10% of the Outstanding Issue.

     (c)  The  maximum  number of Shares  which may be issued to any one Insider under  the  Plan or  other  Share  Compensation  Arrangement  within a one-year period shall be 5% of the Outstanding Issue.

     (d)  Any  entitlement  to acquire  Shares  granted  pursuant to the Plan or other Share Compensation  Arrangement prior to the grantee becoming an
          Insider  shall be excluded  for the  purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9.   FINANCIAL ASSISTANCE FOR PURCHASE OF SHARES: Subject to applicable law, the
Corporation  may, in its sole  discretion,  arrange for the  Corporation  or any
Subsidiary  to  make  loans  or  provide   guarantees  for  loans  by  financial
institutions to assist  Participants to purchase Shares upon the exercise of the
Options so granted.  Any loans granted by the  Corporation  or any Subsidiary to assist  Participants  to purchase  Shares upon the exercise of Options  shall be full recourse to the  Participant  and secured by the Shares  purchased with the proceeds of the loan,  and shall be at such rates of  interest,  if any,  and on such other terms as may be determined by the Corporation.

     The  Shares may be sold by the  Participant  at any time  provided  that an amount  equivalent  to the option  price per Share  sold,  or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10.  AMENDMENT AND TERMINATION OF PLAN AND OPTIONS:  Subject in all cases to the approval of all  regulatory  authorities,  stock  exchanges or  over-the-counter markets having  jurisdiction over the affairs of the Corporation,  the Board may from time to time amend or revise  the terms of the Plan (or any Option  granted thereunder) or may terminate the Plan (or any Option granted  thereunder) at any time provided,  however,  that no such action shall,  without the consent of the participant,  in any manner  adversely  affect a Participant's  rights under any
Option theretofore granted under the Plan.

11.  EFFECTIVE  DATE AND  DURATION  OF PLAN:  Subject  to  section  12, the Plan becomes  effective on the Effective Date and Options may be granted  immediately thereafter.  Any Options  granted  subsequent to the Effective Date but prior to the approval of the Plan by the  shareholders of the Corporation as contemplated in section 12 shall not be  exercisable  until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled.  The
Plan shall  remain in full force and effect  until such time as the Board  shall terminate the Plan, and for so long thereafter as Options remain  outstanding in favour of any Participant.

12.  APPROVAL  OF PLAN:  The  establishment  of the Plan  shall  be  subject  to approval of the shareholders of the Corporation.  All Options granted subsequent to such approval shall not require

                                       7

approval by the shareholders  unless such approval is required by the regulatory authorities,  stock exchanges or  over-the-counter  markets having  jurisdiction over the affairs of the Corporation.

                                       8

                                  SCHEDULE "C"

                   ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

                           GAMMON LAKE RESOURCES INC.

     BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.   An  amendment  to the  terms of the  Corporation's  Stock  Option  Plan for directors,  officers,  employees and  consultants,  increasing  the maximum number of Common  Shares  that may be  reserved  for the  grants of options under  the plan  from  11,500,000  to  17,300,000  Common  Shares,  as more particularly  described  in  the  management  information  circular  of the
     Corporation  dated September 22, 2004, be and the same is hereby  approved;
     and

2.   Each of the  directors  and  officers  of the  Corporation  be and they are hereby  authorized to do all acts and things and execute all documents,  as may be  necessary  or  desirable  in their  opinion  to give  effect to the foregoing.

                                       1

                                  SCHEDULE "D"

                   ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

                           GAMMON LAKE RESOURCES INC.

     BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.   The grant of a total of 4,095,000 options to officers, directors, employees and  consultants of the  Corporation  under the terms of the  Corporation's
     Stock  Option  Plan,  as proposed  to be amended in order to  increase  the maximum  number  of Common  Shares  that may be  reserved  for the grant of options thereunder from 11,500,000 to 17,300,000 Common Shares, and as more particularly  described  in  the  management  information  circular  of the
     Corporation  dated September 22, 2004, be and the same is hereby  approved;
     and

2.   Each of the  directors  and  officers  of the  Corporation  be and they are hereby  authorized  to do all acts and things and execute all  documents as may be  necessary  or  desirable  in their  opinion  to give  effect to the foregoing.

                                       1

                                  SCHEDULE "E"

                   ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

                           GAMMON LAKE RESOURCES INC.

     BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.   The issuance by the  Corporation in one or more private  placements  during the twelve month period  commencing  on October 27, 2004, of such number of securities that would result in the Corporation  issuing or making issuable up to 56,656,715 Common Shares of the Corporation,  as is more particularly described in the management  information  circular of the Corporation dated
     September 22, 2004, be and the same is hereby approved; and

2.   Each of the  directors  and  officers  of the  Corporation  be and they are hereby  authorized  to do all acts and things and execute all  documents as may be  necessary  or  desirable  in their  opinion  to give  effect to the foregoing.

                                       1

SCHEDULE "F"

GAMMON LAKE RESOURCES INC. PERFORMANCE GRAPH

The following graph shows a comparison of the cumulative return of the Corporation's publicity traded shares versus the S&P/TSX Composite Index and the S&P/TSX Canadian Gold Index.

                                                                       EXHIBIT 2

                           GAMMON LAKE RESOURCES INC.

                                      PROXY

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                                October 27, 2004

                  THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
                           GAMMON LAKE RESOURCES INC.

The  undersigned  shareholder of Gammon Lake Resources Inc. (the  "Corporation")
hereby  nominates,  constitutes and appoints Fred George,  Chairman,  or failing him, Bradley H. Langille,  Chief Executive  Officer,  or instead of any of them,
_______________,  as  nominee of the  undersigned  to attend and vote for and on behalf of the  undersigned at the annual and special  meeting of shareholders of the  Corporation  to be  held  on the  27th  day of  October,  2004,  and at any adjournment or adjournments  thereof, to the same extent and with the same power as if the  undersigned  were  personally  present  at the said  meeting  or such adjournment or adjournments  thereof, and without limiting the generality of the power  hereby  conferred,  the nominees  are  specifically  directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

THE  SHARES  REPRESENTED  BY THIS  PROXY  WILL BE VOTED  AND  WHERE A CHOICE  IS
SPECIFIED  WILL BE VOTED AS DIRECTED.  WHERE NO CHOICE IS SPECIFIED,  THIS PROXY
WILL  CONFER  DISCRETIONARY  AUTHORITY  AND  WILL  BE  VOTED  IN  FAVOUR  OF THE
RESOLUTIONS REFERRED TO BELOW.

THIS  PROXY  ALSO  CONFERS  DISCRETIONARY  AUTHORITY  TO VOTE IN  RESPECT OF ANY
AMENDMENTS OR  VARIATIONS TO THE MATTERS  IDENTIFIED IN THE NOTICE OF MEETING OR
ANY OTHER MATTER  WHICH MAY PROPERLY  COME BEFORE THE MEETING AND IN SUCH MANNER
AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON
HIS BEHALF AT THE  MEETING  OTHER THAN THE  PERSONS  DESIGNATED  IN THIS FORM OF
PROXY.  SUCH RIGHT MAY BE  EXERCISED  BY FILLING  THE NAME OF SUCH PERSON IN THE
BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S  NOMINEES, OR BY
COMPLETING  ANOTHER  PROPER FORM OF PROXY AND, IN EITHER  CASE,  DEPOSITING  THE
PROXY AS INSTRUCTED BELOW.

TO BE VALID,  THIS PROXY MUST BE RECEIVED BY THE  TRANSFER  AGENT AT THE ADDRESS
INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING  SATURDAYS
AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT  THEREOF, OR
DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

                                       2

The  nominees  are  directed  to vote the  shares  represented  by this proxy as follows:

1.   To Vote For  _____ or to  Withhold  From  Voting  _____ in  respect  of the election of directors proposed by management.

2.   To Vote For  _____ or to  Withhold  From  Voting  _____ in  respect  of the appointment of Grant Thornton LLP,  Chartered  Accountants,  as auditors of the Corporation, and to authorize the directors to fix their remuneration.

3.   To  Vote  For  _____  or to  Vote  Against  _____  an  ordinary  resolution increasing  the  maximum  number of common  shares  reserved  for grants of options  under the  Corporation's  stock  option plan as more  particularly described in the management information circular dated September 22, 2004.

4.   To Vote For _____ or to Vote Against _____ an ordinary resolution approving the grant of options to directors,  officers,  employees and consultants of
     the   Corporation  as  more   particularly   described  in  the  management
     information circular dated September 22, 2004.

5.   To Vote For _____ or to Vote Against _____ an ordinary resolution approving the issuance of common  shares in one or more private  placements  over the next  twelve  months  as  more  particularly  described  in the  management information circular dated September 22, 2004.

6.   At the nominee's  discretion,  upon any amendments or variations to matters specified  in the  notice of thhe  annual and  special  meeting or upon any other matters as may properly  come before the meeting or any  adjournments thereof.

                    THE  SHARES  REPRESENTED  BY THIS  PROXY  WILL BE  VOTED  IN
                    ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT
                    CALLED AT THE  MEETING.  UNLESS A  SPECIFIC  INSTRUCTION  IS
                    INDICATED,  THE SAID SHARES  WILL BE VOTED FOR  CONFIRMATION
                    AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1, 2, 3, 4
                    and 5,  ALL OF  WHICH  ARE  SET  FORTH  IN THE  ACCOMPANYING
                    MANAGEMENT INFORMATION CIRCULAR,  RECEIPT OF WHICH IS HEREBY
                    ACKNOWLEDGED.

                    This proxy  revokes  and  supersedes  all proxies of earlier date.

                    DATED this ______ day of ___________, 2004.

                    PRINT NAME: ____________________________________________.

                    SIGNATURE: _____________________________________________.

                    Notes:
                    ------

                    1.  This  proxy  must be signed  by the  shareholder  or his attorney duly  authorized in writing,  or if the shareholder is a corporation,  by the proper officers or directors under its  corporate  seal,  or by an officer or attorney  thereof duly authorized.

                    2. A person  appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

                    3. If not  dated,  this  proxy is deemed to bear the date on
                    which  it  was  mailed  on  behalf  of   management  of  the
                    Corporation.

                    4. Each  shareholder  who is unable to attend the meeting is respectfully  requested  to date and sign this form of proxy and return it using the self-addressed envelope provided.

                                                                       EXHIBIT 3

GAMMON LAKE RESOURCES INC.
CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2004 AND 2003

Contents

                                                                       Page
                                                                       ----

Auditors' Report                                                          1

Consolidated Statements of Operations and Deficit                         2

Consolidated Balance Sheets                                               3

Consolidated Statement of Cash Flows                                      4

Notes to the Consolidated Financial Statements                         5-27

Auditors' Report

To the Shareholders of
Gammon Lake Resources Inc.

We have audited the consolidated balance sheets of Gammon Lake Resources Inc. as at July 31, 2004 and 2003 and the  consolidated  statements  of  operations  and deficit and cash flows for the years then ended. These financial  statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian  generally accepted auditing standards.  Those standards  require that we plan and perform an audit to obtain reasonable  assurance  whether  the  financial  statements  are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the  accounting  principles  used and  significant  estimates  made by management, as well as evaluating the overall financial statement presentation.

In our opinion,  these statements present fairly, in all material respects,  the financial  position of the Company as at July 31, 2004 and 2003, and the results of its  operations  and cash flows for the years then ended in  accordance  with
Canadian generally accepted accounting principles.

Halifax, Nova Scotia, Canada                                 Grant Thornton LLP
September 16, 2004                                        Chartered Accountants

                                                                               1

GAMMON LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Years ended July 31                                                   2004               2003
-------------------------------------------------------------------------------------------------

Revenue
   Interest                                                     $     405,056      $     106,143
   Management fees (Note 6 d)                                         230,000            360,000
                                                                --------------     --------------
                                                                      635,056            466,143
                                                                --------------     --------------
Expenses
   Amortization                                                       146,468             60,462
   General and administrative                                       2,173,945          1,431,859
   Management fees                                                    454,808            282,938
   Professional fees                                                4,519,252          2,025,985
   Wages and benefits                                                 605,584            205,196
                                                                --------------     --------------
                                                                    7,900,057          4,006,440
                                                                --------------     --------------
Loss before other items                                            (7,265,001)        (3,540,297)

Foreign exchange gain                                               2,022,149          3,005,526
Write-off of mineral property                                      (1,063,448)                 -
Loss on long term equity investment                                  (652,000)                 -
                                                                --------------     --------------
                                                                      306,701          3,005,526
                                                                --------------     --------------
Net loss                                                        $  (6,958,300)     $    (534,771)

Loss per share (Note 10)                                        $       (0.13)      $      (0.02)
                                                                --------------     --------------
-------------------------------------------------------------------------------------------------
Deficit, beginning of year                                      $  (6,636,465)     $  (6,101,694)

Net loss                                                           (6,958,300)          (534,771)
                                                                --------------     --------------

Deficit, end of year                                            $ (13,594,765)     $  (6,636,465)
                                                                ==============     ==============
-------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

                                                                               2

GAMMON LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
July 31                                                                 2004               2003
-----------------------------------------------------------------------------------------------------

Assets
Current
   Cash and cash equivalents (Note 11)                            $  13,020,940         $  1,264,614
   Receivables
       Commodity taxes                                                2,619,566              732,554
       Other                                                            239,240               20,664
   Prepaids                                                             116,317               16,924
Due from related companies                                              384,701                    -
                                                                  --------------        -------------
                                                                     16,380,764            2,034,756

Long term investment (Note 3)                                        11,648,000              500,000
Capital assets (Note 4)                                               4,462,243              542,115
Mineral properties and related deferred
   costs (Notes 5 and 6)                                             80,041,737           54,833,669
                                                                  --------------        -------------
                                                                  $ 112,532,744         $ 57,910,540
-----------------------------------------------------------------------------------------------------
Liabilities
Current
   Payables and accruals                                          $   4,038,805         $  1,307,239

Long term debt (Note 7)                                               9,304,400            9,870,000
Future income taxes (Note 8)                                         10,170,900            9,430,000
                                                                  --------------        -------------
                                                                     23,514,105           20,607,239
                                                                  --------------        -------------
Shareholders' Equity
Capital stock (Note 9)                                               98,642,382           43,939,766
Contributed surplus (Note 9)                                          3,971,022                    -
Deficit                                                             (13,594,765)          (6,636,465)
                                                                     89,018,639           37,303,301
                                                                  --------------        -------------
                                                                  $ 112,532,744         $ 57,910,540
                                                                  --------------        -------------

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 6)

On behalf of the Board

   "Fred George"       Director        "Brad Langille"    Director
----------------------               -------------------

        See accompanying notes to the consolidated financial statements.

                                                                               3

GAMMON LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Years ended July 31                                                   2004               2003
--------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents

   Operating
       Net loss                                                 $   (6,958,300)     $    (534,771)
       Amortization                                                    146,468             60,462
       Foreign exchange gain                                        (2,022,149)        (3,005,526)
       Stock option expense                                          3,466,060          1,147,250
       Mineral property write-off                                    1,063,448                  -
       Loss on equity investment                                       652,000                  -
                                                                ---------------     --------------
                                                                    (3,652,473)        (2,332,585)
       Change in non-cash operating
           working capital (Note 11)                                   749,202            515,570
                                                                ---------------     --------------
                                                                    (2,903,271)        (1,817,015)
                                                                ---------------     --------------
   Financing
       Net proceeds from issuance of capital stock                  55,207,578          3,750,900
                                                                ---------------     --------------
   Investing
       Acquisition of investment                                   (11,800,000)          (500,000)
       Acquisition of capital assets                                (4,066,596)          (576,658)
       Advances to related companies                                  (384,701)                 -
       Expenditures on mineral properties
           and related deferred costs                              (24,296,684)        (5,990,918)
                                                                ---------------     --------------
                                                                   (40,547,981)        (7,067,576)
                                                                ---------------     --------------
Net increase (decrease) in cash and cash equivalents                11,756,326         (5,133,691)

Cash and cash equivalents
   Beginning of year                                                 1,264,614          6,398,305
                                                                ---------------     --------------
   End of year (Note 11)                                        $   13,020,940      $   1,264,614
                                                                ---------------     --------------
--------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements.

                                                                               4

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

1.   Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec)
and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the
American Stock Exchange (AMEX:GRS).

These  financial  statements  have  been  prepared  on the  basis of  accounting principles  applicable  to a going  concern,  which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring  its mineral  properties  and has not
yet  determined   whether  these  properties   contain  ore  reserves  that  are
economically  recoverable.  The  recoverability  of  amounts  shown for  mineral properties  and  related  deferred  costs is  dependent  upon the  discovery  of economically  recoverable  reserves,  the securing and  maintaining of title and beneficial  interest  in the  properties,  the  ability of the Company to obtain necessary  financing  to  complete  the  development  thereof  and  upon  future profitable  production there-from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds over and above amounts raised to date to complete the  acquisition,  exploration and development of its interests and,  while it has been  successful  in doing so in the  past,  there  can be no assurance that it will be able to do so in the future. In addition,  the Company will require further financing to meet certain  financial  commitments under its joint venture and option buy out agreements.

If the  going  concern  assumption  were not  appropriate  for  these  financial statements, then adjustments would be necessary in the carrying values of assets and  liabilities,  the reporting  revenues and  expenses,  and the balance sheet classifications used.

--------------------------------------------------------------------------------

2.   Summary of significant accounting policies

Basis of presentation

The accompanying  consolidated  financial  statements are prepared in accordance
with  Canadian  generally  accepted   accounting   principles  and  contain  all
adjustments  necessary to present fairly Gammon Lake Resources  Inc.'s financial position as at July 31, 2004 as well as its results of operations and cash flows for the years ended July 31, 2004 and 2003. The accounting principles conform in all material respects to principles  generally  accepted in the United States of
America except as disclosed in Note 14.

These consolidated  financial statements include the accounts of the Company and its wholly-owned subsidiaries,  Gammon Lake Resources (NS) Incorporated,  Gammon
Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Use of estimates

The presentation of financial  statements in conformity with generally  accepted accounting principles requires management to make estimates and assumptions that affect  the  reported  amount  of  assets  and  liabilities  and  disclosure  of contingent  liabilities at the date of the financial statements and the reported amounts of revenues and  expenses  during the reported  period.  Actual  results could differ from those reported.

                                                                               5

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (continued)

Cash and cash equivalents

Cash and cash  equivalents  include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs

Acquisitions,  exploration and development costs relating to mineral  properties are deferred  until the properties  are brought into  production,  at which time they are amortized on the unit of production  basis, or until the properties are abandoned  or sold or  management  determines  that the mineral  property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production  amortization is calculated based on proven and  probable  reserves  following  commencement  of  production.  The amounts at which mineral  properties and the related deferred costs are recorded do not necessarily reflect present or future values.

Long term investment

The  Company  accounts  for  its  investment  in a  company  over  which  it has significant  influence  using  the  equity  method  of  accounting  whereby  the investment is initially recorded at cost and subsequently  adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received.

Capital assets and amortization

Capital  assets  are  recorded  at  cost.  Amortization  is  calculated  on  the straight-line basis over the estimated useful lives of the assets as follows:

              Computer equipment                     3 years
              Exploration equipment                  5 - 10 years
              Furniture and fixtures                 5 - 10 years
              Vehicles                               4 years
              Buildings                              20 years

Revenue recognition

Revenue is recognized  when: (i) persuasive  evidence of an arrangement  exists;
(ii) the risks and rewards of ownership pass to the purchaser including delivery of the  product;  (iii) the  selling  price is fixed or  determinable,  and (iv)
collectibility is reasonably assured.

Stock based compensation and change in accounting policy

Effective  August 1, 2003,  the  Company  prospectively  adopted  the fair value method of accounting for employee stock-based  compensation.  Stock option costs are measured at the grant date based on the fair value of the options.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as
revenue  and  expense   transactions   denominated  in  foreign  currencies  are
translated at the rate  prevailing at the time of the  transaction.  Translation gains or losses are recognized in the period in which they occur.

Income taxes

Income  taxes  are  calculated  using  the  asset  and  liability  method of tax accounting.  Under this  method,  current  income taxes are  recognized  for the estimated income taxes payable for the current period.  Future income tax assets and  liabilities  are  determined  based on  differences  between the  financial reporting  and tax basis of  assets  and  liabilities  and on  unclaimed  losses carried forward and are measured using the substantially  enacted tax rates that will be in effect

                                                                               6

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (continued)

when the  differences  are  expected  to  reverse or when  unclaimed  losses are expected to be utilized.  A valuation allowance is recognized to the extent that the  recoverability  of future income tax assets is not  considered  more likely than not.

Loss per common share

Loss per common  share is  calculated  based on the weighted  average  number of common shares  outstanding for the period.  Diluted loss per common share,  when applicable, considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs

Estimated costs of future site restoration and abandonments,  net of recoveries,
will  be  provided   for  over  the  life  of  future   proved   reserves  on  a
unit-of-production  basis. An annual provision will be recorded as depletion and depreciation.  As current government regulations do not provide for any required future site restoration and abandonment costs, no provision has been provided in the consolidated financial statements.

Recent accounting pronouncements

Asset Retirement Obligations

In July 2001, the Financial  Accounting  Standards Board (FASB) issued Statement of  Financial  Accounting  Standards  (SFAS)  No.  143,  "Accounting  for  Asset
Retirement  Obligations."  This  statement  addresses  financial  accounting and reporting for obligations  associated with the retirement of tangible long-lived assets and the associated asset retirement  costs. This Statement applies to all entities.  It applies to legal  obligations  associated  with the  retirement of long-lived  assets that result from the acquisition,  construction,  development
and/or  the  normal  operation  of  a  long-lived  asset,   except  for  certain
obligations  of lessees.  This  Statement is effective for financial  statements issued for fiscal years  beginning  after June 15, 2002.  This is  substantially consistent with the CICA Handbook Section 3110,  Asset  Retirement  Obligations,
which is effective for fiscal periods beginning on or after January 1, 2004.

Revenue Recognition (SAB 104)

The Securities and Exchange  Commission  issued Staff Accounting  Bulletin (SAB)
104, Revenue  Recognition,  to update SAB 101, Revenue  Recognition in Financial
Statements,  primarily  to reflect the  issuance of Issue 00-21 of the  Emerging
Issues Task Force, Revenue Arrangements with Multiple Deliverables. Because some revenue arrangements contain multiple  deliverables,  the staff believes that an entity  should  determine  the  units of  accounting  in an  arrangement  before applying the guidance in SAB 104.

Accounting for Shares that Provide Investors with a Sale Right (EIC-148)

Abstract no. 148 addresses the situation where an enterprise  issues shares with a right that  permits the holders to require the sale of the company in order to recover their  investment.  This right can be exercised only if, after a certain period  of time,  a  triggering  event  or  circumstance  (e.g.  an IPO) has not occurred.  The issuing  enterprise  would then have an option to comply with the mechanism of the sale right or,  within an agreed time frame,  to trigger a call right and repurchase the shares. This would be the right, not the obligation, of the  enterprise to avoid the  application  of the sale right by  purchasing  the shares of the investors.  Gammon Lake  Resources Inc. Notes to the  Consolidated
Financial Statements July 31, 2004 and 2003

                                                                               7

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (continued)

The  Committee  reached  a  consensus  that  the  issuing  enterprise  would  be economically  compelled to redeem the investors' shares in order to prevent what would amount to the  expropriation of the enterprise,  or the common shares,  by the investors.  Accordingly,  the issuing  enterprise should classify the shares issued to the investors as liabilities.

Flow-through Shares (EIC-146)

Abstract No. 146 provides guidance on the appropriate date of recognition of the future tax liability  related to the renouncement of the tax deductions,  and on the  impact  to the  previously  unrecorded  future  income  tax  assets  in the accounting for the tax liability on renouncement.

The  Committee  reached  a  consensus  that  the  tax  effect  of the  renounced deductions  [i.e. the future income tax liability which will arise when there is no  tax  deduction  correlating  to the  accounting  deduction  of the  resource expenditures]  should be recognized,  and shareholder's  equity reduced,  on the date the  company  renounces  the  associated  tax  credits,  provided  there is reasonable assurance the expenditures will be made. The date of the renouncement by the company  may differ  from the  effective  date of the  renouncement  that allows an investor to claim the tax deduction.

Some resource companies will have unrecognized future tax assets [i.e. they have recorded a valuation  allowance]  that have not been  recognized  as a result of applying the "more likely than not" test.  When the taxable  timing  differences related to the  renouncement  of resource  deductions are expected to reverse in the  carryforward  period,  the company can reverse some portion of the previous valuation  allowance.  In such circumstances,  the Committee reached a consensus that the reversal of the  valuation  allowance  should result in a credit in the income statement as a reduction of income tax expense.

--------------------------------------------------------------------------------

3.   Long term investment

The Company's long-term  investment,  carried at equity,  consists of 10,900,000 shares,  representing  approximately a 25% subscribed interest in the issued and outstanding  common shares of Mexgold Resources Inc.  ("Mexgold").  Mexgold is a public junior natural resource issuer, listed on the TSX Venture Exchange (TSXV:
MGR),  which  holds  a 100%  interest  in a  Mexican  gold  and  silver  mineral exploration  property,  known as the "Guadalupe  Gold-Silver Project" and a 100%
interest  in  Compania  Minera  Del Cubo,  a gold and silver  producing  mine in
Guanajuto State, Mexico.

Pursuant to an agreement  with  Mexgold,  these shares must be held until August
20, 2009, and there will be no sale, transfer,  assignment, pledge, encumbrance, grant of a security  interest in or other form of  conveyance  of these  shares, directly,  indirectly  or  beneficially,  prior to that time  unless  Mexgold so consents in writing thereto.

                                                                July 31                  July 31
                                                                   2004                     2003
                                                          -------------             ------------
Initial investment in Mexgold Resources Inc.              $     500,000           $            -
Acquisition of investment                                    11,800,000                  500,000
Equity share of losses of Mexgold Resources Inc.               (652,000)                       -
                                                          --------------          --------------

                                                          $  11,648,000          $       500,000
                                                          -------------           --------------

                                                                               8

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

3.   Long term investment (continued)

The market value of  investment  as at July 31, 2004 was  $27,468,000.  Prior to
September 18, 2003, the shares in Mexgold were not publicly  traded,  therefore, no reliable market value data was available for the investment. The Company also holds 2.95 million  warrants to purchase  Mexgold  common  shares at an exercise price of $2.50 each, expiring February 26, 2006.

--------------------------------------------------------------------------------

4.   Capital assets

                                      July 31, 2004                            July 31, 2003
                          -------------------------------------    ------------------------------------
                                       Accumulated     Net Book                Accumulated     Net Book
                                Cost  Amortization        Value         Cost  Amortization        Value
                          ----------  ------------   ----------    ---------  ------------     --------
Computer equipment        $   94,953      $ 20,445   $   74,508    $  15,052      $  6,502     $  8,550
Exploration equipment      3,624,182       167,677    3,456,505      604,202        75,234      528,968
Vehicles                     184,781        23,557      161,224            -             -            -
Buildings                    629,645        11,727      617,918            -             -            -
Furniture and fixtures       159,530         7,442      152,088        7,243         2,646        4,597
                          ----------  ------------   ----------    ---------  ------------     --------
                          $4,693,091      $230,848   $4,462,243    $ 626,497      $ 84,382     $542,115
                          ----------  ------------   ----------    ---------  ------------     --------
--------------------------------------------------------------------------------

5.   Mineral properties and related deferred costs

For the year ended July 31, 2004

                                                 La Cuesta and            Ocampo              Total
                                                 Santa Maria             (Mexico)
                                                   (Mexico)

Balance, July 31, 2002                             1,063,448           47,722,533         48,785,981
Expenditures during the year                               -            6,047,688          6,047,688
                                                 ------------        -------------      -------------
Balance, July 31, 2003                           $ 1,063,448         $ 53,770,221       $ 54,833,669
Write-off during the year                         (1,063,448)                   -         (1,063,448)
Expenditures during the year                               -           26,271,516         26,271,516
                                                 ------------        -------------      -------------
Balance, July 31, 2004                           $         -         $ 80,041,737      $  80,041,737
                                                 ------------        -------------      -------------

Included in current  period  expenditures  are future income tax  adjustments of
$1,974,832  (2003  -  $56,770)  related  to  the  adjustment  of  the  temporary difference  between  accounting  and tax  values of the  mineral  property.  The
Company has written off the La Cuesta and Santa Maria  properties  as it has not incurred any exploration  expenditures in the last three fiscal years and has no plans in the current fiscal year to develop these properties.

                                                                               9

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

5.   Mineral properties and related deferred costs (continued)

Schedule of deferred mineral property expenditures                   2004                    2003

Mineral property, beginning balance                             $ 54,833,669         $ 48,785,981
                                                                -------------        -------------
Mineral rights                                                     6,782,663               74,845
Geological services and studies                                    1,055,622              147,701
Drilling                                                           4,776,715            4,584,857
Assays                                                               844,391              361,662
Equipment and consumables                                          5,241,573              401,860
Field Office                                                         291,070               20,200
Camp materials and equipment                                         341,110                    -
Health and Safety                                                     52,820                    -
Vehicles                                                             747,310                1,631
Consulting fees                                                      650,149              254,915
Contract Mining fees                                               2,749,807              120,204
Travel                                                               763,454               23,043
Future Income tax adjustment                                       1,974,832               56,770
                                                                -------------        -------------
Total current period additions                                    26,271,516            6,047,688
                                                                -------------        -------------
Write-off of mineral property expenditures                        (1,063,448)                   -
                                                                -------------        -------------
Mineral property, July 31                                      $  80,041,737         $ 54,833,669
                                                                -------------        -------------

--------------------------------------------------------------------------------

6.     Commitments and contingencies

Option and joint venture agreements

a)   Minera Fuerte Mayo, S.A. de C.V.  ("Fuerte  Mayo")/Compania  Minera Brenda,
     S.A de C.V. ("Brenda")

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60%  participating  interest in 17 mining claims in  Mexico.  Under the terms of the joint  venture,  the  Company  is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage.  Under the terms of the  agreement,  a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

                                                                              10

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

6.   Commitments and contingencies (continued)

The company has fulfilled  all drilling and  exploration  expenditures  required under the contract to acquire the full 100% interest.  Fuerte Mayo has given the
Company permission to contract with the underlying concession holder directly to obtain the remaining 40% interest in the property.

On February 21, 2003,  the Company  acquired the  remaining 40% of the title and interest  in a group of  claims  located  in the  municipality  of  Ocampo  from
Compania Minera Brenda S.A. de C.V. ("Minera Brenda"). The Company agreed to pay
8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US  $2,000,000.  An additional US $250,000 is due if, as a result of the  exploration  of the claims,  a minimum mining reserve of two  million  ounces of  equivalent  gold are  obtained.  In the event  that the
Company  were to sell the  property,  the  full US  $2,000,000  becomes  due and payable at that time.

b)   Minerales de Soyopa, S.A. de C.V. ("Soyopa")

On November 24, 2001, the Company and Soyopa entered into an agreement  amending previous  option  and  joint  venture  agreements.  Under  the  terms  of  these agreements,  the Company  acquired 100% of the right,  title and ownership to 17 mining claims in the Ocampo district of Mexico.  Consideration  for title of the properties  was US $100,000  paid on November 24, 2001,  US $125,000 paid on May
23, 2002,  the issuance of 5,000,000  common shares of the Company to Soyopa and
US $7,000,000 in long term debt as disclosed in Note 7.

Under the terms of the agreement,  the 5,000,000  common shares may only be sold at a price of CDN $2.50 or greater  per share until  November  24,  2003.  After
November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned  may be sold.  The  Company  determined  a value of CDN  $0.52  per  share
(approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

c)   Compania Minera Global, S.A. de C.V. ("Global")

On July 17,  2000,  the  Company  entered  into an  agreement  with  Global  for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining  fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement  between  the  Company  and Soyopa and upon sale by the Company of the lands,  claims and  concessions  described  in the  agreements,  the  Company is required to pay Global U.S. $1,000,000.

                                                                              11

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

6.   Commitments and contingencies (continued)

d)   Bolnisi Gold NL ("Bolnisi")

On March 25, 2002,  the Company  entered into an Earn in Agreement  with Bolnisi over certain areas of the Ocampo property.

Bolnisi  paid the  Company  $230,000  (2003 -  $360,000)  under  the  terms of a previous agreement.

On November 6, 2003,  the Company  entered  into an  agreement  with Bolnisi and
Recursos Mineros S.A. de C.V (a wholly-owned subsidiary of Bolnisi) to terminate all agreements between the companies in exchange for a payment of $USD 5,000,000 to Bolnisi.  Bolnisi, in return, agreed to deliver technical information related to the Ocampo  open-pit  project  according to a schedule in the  agreement.  On
December 9th,  2003 all  technical  reports were received by the Company and the payment of US$ 5,000,000  (CAD$  6,500,000) was made by the Company in favour of
Bolnisi.

A summary of the future  commitments  based on the above noted  option and joint venture agreements at July 31, 2004 are set out in the following table:

  -----------------------------------------------------------------------------------------------
  Agreement                                 Consideration       Terms
  -----------------------------------------------------------------------------------------------
  Minera Fuerte Mayo, S.A. de C.V.          US$ 211,526         Upon sale of the related property

  Compania Minera Global, S.A. de C.V.      US$ 1,000,000       Upon sale of the related property

                                                                8% of net profits attributable to
  Compania Minera, Brenda, S.A. de C.V.     US$ 2,000,000       related mining claims or upon sale
                                                                of the related property

  Compania Minera, Brenda, S.A. de C.V.     US$ 250,000         Upon a minimum proven reserve amount
  -----------------------------------------------------------------------------------------------

                                                                              12

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

7.   Long term debt

                                                                       2004               2003
                                                                    -----------       -----------
Soyopa loan, non-interest bearing, translated to
Canadian dollars at July 31, 2004.                                  $ 9,304,400       $ 9,870,000
                                                                    -----------       -----------

The long term debt  payable  to Soyopa is  non-interest  bearing  with  terms of repayment as follows:

i.)  US $3,500,000 on or before November 23, 2006;

ii.) US $3,500,000 on or before November 23, 2007;

iii.)In the event that the  Company  has  commenced  production  of gold  and/or silver from the mining  title  acquired  prior to November  23,  2006,  the
     Company is required to pay Soyopa US  $1,000,000,  annually,  commencing on the first  anniversary  of the start of  production  which will  reduce the remaining amount due;

iv.) In the event the Company sells or transfers  title to the  concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

The long term debt is secured by a first charge over certain mineral properties.

--------------------------------------------------------------------------------

8.   Income taxes

The following table reconciles the expected income tax recovery (payable) at the statutory  income  tax  rate  to the  amounts  recognized  in  the  consolidated statements of operations for the years ended July 31, 2004 and 2003.

                                                                 2004             2003
                                                            ------------     ------------
Net loss                                                    $ 6,958,300       $  534,771
Income tax rate                                                      38%              42%
                                                            ------------     ------------
Expected income tax recovery                                  2,644,000          225,000
Statutory rate change                                                 -          (43,000)
Share issue costs                                               386,000         (130,000)
Temporary differences and other                                       -          (16,000)
Income adjustment on inter-company charges                            -          276,000
Tax effect of foreign exchange gains that are
   not taxable for income tax purposes                          726,000          488,000
Tax effect of equity pickup on investments                     (248,000)               -
Write-off of mineral properties                                (404,000)               -
Non-deductible stock option expense                          (1,317,000)               -
Valuation allowance                                          (1,787,000)        (800,000)
                                                            ------------     ------------
Provision for income taxes                                  $         -       $        -
                                                            ------------     ------------

                                                                              13

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

8.   Income taxes (continued)

The following  table reflects future income tax liabilities at July 31, 2004 and
2003.

Accounting value of mineral properties and related
   deferred costs in excess of tax value                               $  18,831,400     $ 12,115,000
Deductible share issue costs                                              (1,670,800)        (312,000)

Non-capital losses carried forward                                       (12,563,600)      (5,581,000)
                                                                        -------------    -------------
                                                                           4,597,000        6,222,000

Valuation allowance                                                        5,573,900        3,208,000
                                                                        -------------    -------------
Future income tax liabilities recognized                               $  10,170,900     $  9,430,000
                                                                        -------------    -------------

The Company has tax loss carryforwards expiring in the following years:

    Year              Canada                    Mexico                   Total
  --------        ------------           -------------           -------------
    2005          $    197,741           $           -           $     197,741
    2006               367,364                       -                 367,364
    2007               887,312                       -                 887,312
    2008             1,349,367                       -               1,349,367
    2009               798,312                       -                 798,312
    2010               534,771               1,242,313               1,777,084
    2012                     -               2,896,865               2,896,865
    2013                     -              10,854,087              10,854,087
    2014             6,136,436              12,070,712              18,207,148
                  ------------           -------------           -------------
                  $ 10,271,303           $  27,063,977           $  37,335,280
                  ------------           -------------           -------------

--------------------------------------------------------------------------------

9.   Capital stock

Authorized:

Unlimited number of common shares

Unlimited number of  non-cumulative,  dividends to be determined by the Board of
Directors not to exceed 12%, non-participating,  non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of  non-cumulative,  dividends to be determined by the Board of
Directors not to exceed 13%, non-participating,  non-voting, Class "B" preferred shares, redeemable at their paid-in value.

                                                                              14

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

9.   Capital stock (continued)

Issued and outstanding:
                                                                        Number of        Ascribed
                                                                    Common Shares           Value
                                                                    -------------    --------------
Balance - July 31, 2002                                              36,453,766      $ 39,041,616

Issued during the year ended July 31, 2003:
   For cash upon exercise of share purchase options                   1,275,500         1,165,800
   For cash upon exercise of share purchase warrants                  2,011,270         2,174,512
   For cash upon exercise of compensation warrants                      293,750           410,588
   Pursuant to agreement for professional services
     and exercise of share purchase options                             900,000         1,147,250(1)
                                                                    -------------    --------------
Balance - July 31, 2003                                              40,934,286      $ 43,939,766

Issued during the year ended July 31, 2004:
   For cash upon exercise of share purchase options                   1,823,700         1,609,070
   For cash upon exercise of share purchase warrants                  2,349,780         2,980,670
   For cash upon exercise of compensation warrants                      100,000           348,000
   Pursuant to agreement for professional services
     and exercise of share purchase options                             305,000           793,000(2)
   For cash pursuant to private placements                           11,163,949        48,971,876
                                                                    -------------    --------------
Balance - July 31, 2004                                              56,676,715      $ 98,642,382
                                                                    -------------    --------------

(1)  Pursuant to professional  services  agreements,  the Company issued 500,000 shares  at a price of $1.01 per  share,  and  400,000  shares at a price of
     $0.93 per share, representing the approximate trading value at the time the agreement  was entered  into.  Included in the ascribed  value is $270,250, which was the fair value of the options at the time of the issuance.

(2)  Pursuant to professional  services  agreements,  the Company issued 305,000 shares at a price of $2.67 per share,  representing the approximate trading value at the time the agreement was entered into.

Escrow shares

As at July 31, 2004, 15,000 (2003 - 1,123,976) common shares issued to promoters of the  Company  and other  investors  are held in escrow  and will be  released subject to certain regulatory approvals.

Stock options

The Company  has a stock  option  plan under  which  options to purchase  common shares of the Company may be granted to directors,  senior  officers,  employees and service  providers of the Company.  The  aggregate  number of common  shares which may be  reserved  for  issuance  under the plan shall be  11,500,000.  The maximum  number of common  shares  which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant
(on a  non-diluted  basis)  less the  aggregate  number of shares  reserved  for issuance to such person under any other option to purchase  shares from treasury granted as a compensation or incentive mechanism.

                                                                              15

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

9.   Capital stock (continued)

During the year ended July 31,  2004,  1,640,000  options  that were  granted to consultants  and employees  were expensed based on the fair value of the options on the date granted.  As a result,  $2,633,800 was recorded as professional fees and  contributed  surplus  and $39,260  was  recorded  as wages and  contributed surplus.  The  fair  value of the  options  granted  was  calculated  using  the
Black-Scholes option pricing model with the following assumptions:

Options earned during the 1st quarter             Options earned during the 2nd quarter

Dividend yield                          0%        Dividend yield                         0%
Expected volatility                   100%        Expected volatility                   63%
Risk free interest rate              3.75%        Risk free interest rate             3.75%
Expected life                      5 years        Expected life                    5 years

During the year ended  July 31,  2004,  4,070,000  options  that were  issued to directors,  employees and consultants are subject to shareholder approval at the
Company's next annual meeting. These options will vest at that time and the fair value amount of $12,528,200 will be recorded in professional  fees and wages and benefits with a corresponding  credit to contributed  surplus. The fair value of this option grant was calculated  using the  Black-Scholes  option pricing model with the following average assumptions:

Dividend yield                                                  0%
Expected volatility                                            63%
Risk free interest rate                                      3.59%
Expected life                                              5 years

An aggregate of 17,025,300  options have been granted  pursuant to the Company's stock option plan of which  7,158,000 have been  exercised or have expired.  Set forth below is a summary of the outstanding options to purchase common shares as at July 31, 2004.

                    --------------------------------------------------------------------------------------------
                                     Options Outstanding                     Options Exercisable
                    --------------------------------------------------------------------------------------------
                                     Weighted average              Weighted                         Weighted
                        Number       remaining contractual life    average            Number         average
                      Outstanding     (yrs)                        exercise price   Exercisable   exercise price
                    --------------------------------------------------------------------------------------------
$0.00 - $0.50           30,000               2.16                     $0.50              30,000       $0.50
----------------------------------------------------------------------------------------------------------------
$0.51 - $1.00          567,500               2.60                     $0.79             567,500       $0.79
----------------------------------------------------------------------------------------------------------------
$1.01 - $1.50        1,640,000               2.76                     $1.15           1,640,000       $1.15
----------------------------------------------------------------------------------------------------------------
$2.51 - $3.00        3,559,800               3.93                     $2.60           3,559,800       $2.60
----------------------------------------------------------------------------------------------------------------
$5.00 - $5.50        4,020,000(1)            4.51                     $5.45                   -       $   -
----------------------------------------------------------------------------------------------------------------
$7.51 - $8.00           50,000(1)            4.78                     $7.94                   -       $   -
----------------------------------------------------------------------------------------------------------------

                                                                              16

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

9.   Capital stock (continued)

Fixed Options                                   July 31, 2004                        July 31, 2003
-------------                          --------------------------------    ------------------------------
                                                       Weighted Average                  Weighted Average
                                         Shares          Exercise Price      Shares       Exercise Price
                                       -----------     ----------------   -----------    ----------------
Outstanding, beginning of year          7,951,000          $   1.79        4,576,500         $    0.98
Granted                                 4,172,000(1)       $   5.48        5,550,000(2)      $    2.13
Expired                                  (127,000)         $  (4.70)               -         $       -
Exercised                              (2,128,700)         $  (1.13)      (2,175,500)        $   (0.94)
                                       -----------                        -----------
Outstanding, end of year                9,867,300          $   3.44        7,951,000         $    1.79
                                       -----------                        -----------
Options exercisable, end of year        5,797,300          $   2.00        4,051,000         $    0.99
                                       -----------                        -----------

(1)  Included in the options  granted are 4,070,000  options that are subject to shareholder approval at the next annual and special meeting.

(2)  3,900,000  options granted during the year ended July 31, 2003 were subject to shareholder  approval at the next annual and special meeting.  They were subsequently approved at that meeting.

Compensation Warrants

A summary of the 448,076  outstanding  compensation  warrants to purchase common shares as at July 31, 2004 is as follows:

             Number of
   Common Shares Under
  Compensation Warrant                Expiration Date           Exercise Price
  --------------------                ---------------           --------------
               277,344                August 15, 2006                    $3.48
               170,732              November 21, 2006                    $6.15

The Company issued 548,076  broker's  compensation  warrants  during the year as follows:

         Number of
         common shares
         under warrant          Expiration date      Exercise price
         -------------          ---------------      --------------
         377,344                15-Aug-06            3.48
         170,732                21-Nov-06            6.15

The fair value of each  warrant  was  estimated  on the date of grant  using the
Black-Scholes  option  pricing  model with the  following  assumptions  used for grants:

Warrants expiring 15-Aug-06                                     Warrants expiring 21-Nov-06

Dividend yield                              0%              Dividend yield                         0%
Expected volatility                       100%              Expected volatility                   63%
Risk free interest rate                  3.36%              Risk free interest rate             3.47%
Expected life                          3 years              Expected life                     3 years

As a result,  $1,297,962  was  recorded as  contributed  surplus and share issue costs.

                                                                              17

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

9.   Capital stock (continued)

Pro-forma financial information for 2003

For the year ended July 31, 2003, the Company  applied the intrinsic value based method of  accounting  for  stock-based  compensation  awards to  employees  and accordingly no compensation  cost was recognized.  Had stock-based  compensation for 3,510,000 options granted under the Plan since July 31, 2002 been determined on the basis of the fair value at the date of grant in accordance  with the fair value  method of  accounting  for  stock-based  compensation,  and  assuming the options subject to shareholder approval are authorized,  the Company's pro forma net  earnings and earnings per share for the year ended July 31, 2003 would have been as follows:

                                                          Net            Loss
                                                         Loss       Per Share
                                                         ----       ---------
As reported                                      $   (534,771)       $ (0.02)
Pro forma                                        $ (6,079,329)       $ (0.17)

For purposes of the calculations on the foregoing table, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

Dividend yield                                              0%
Expected volatility                                       100%
Risk free interest rate                                  4.03%
Expected life                                          5 years

During  the  year  ended  July 31,  2003,  500,000  options  were  granted  to a consultant  which has been  based on the fair  value of the  options on the date granted.  For the  purposes of this  calculation,  the fair value of options was estimated  using an  expected  life of two  years.  As a  result,  $270,250  was recorded as professional fees and contributed surplus.

--------------------------------------------------------------------------------

10.  Loss per share

Loss per share is  calculated  based on the  weighted  average  number of shares outstanding  during  the  year  ended  July  31,  2004  of  52,298,985  (2003  -
35,670,888).

Diluted loss per share is based on the  assumption  that options under the stock options plan and warrants  have been  exercised on the later of the beginning of the year and the date  granted.  The treasury  stock method is used to determine the dilutive  effect of stock  options and warrants.  The treasury  stock method assumes  that  proceeds  received  from the exercise of the  in-the-money  stock options and warrants are used to repurchase  shares at the average  market rate.
The diluted  weighted  average number of shares for the year ended July 31, 2004 and 2003 were not presented, as all factors are anti-dilutive.

                                                                              18

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

11.  Supplemental cash flow information

                                                                                2004             2003
                                                                        -------------    -------------
Change in non-cash operating working capital:
       Receivables                                                      $ (2,105,588)    $   (511,780)
       Prepaids                                                              (99,393)         (12,924)
       Payables and accruals                                               2,954,183        1,040,274
                                                                        -------------    -------------
                                                                        $    749,202     $    515,570
                                                                        -------------    -------------
Interest and income taxes paid:
       Interest                                                         $        Nil     $        Nil
                                                                        -------------    -------------
       Income taxes                                                     $        Nil     $        Nil
                                                                        -------------    -------------

                                                                             July 31          July 31
                                                                                2004             2003
                                                                        -------------    -------------
Cash and cash equivalents consist of:
       Cash on hand and balances with banks                            $   1,138,591     $    361,614
       Temporary money market instruments                                 11,882,349          903,000
                                                                        -------------    -------------
                                                                       $  13,020,940     $  1,264,614

Temporary money market instruments  consisted of commercial paper discount notes of rates from 1.94% -1.97% with terms of less than 60 days.

                                                                              19

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

12.  Related party transactions

The Company paid the following amounts to directors and companies  controlled by directors:

                                                                                2004             2003
                                                                         ------------     ------------
Management fees                                                          $   412,500      $   282,938
Mineral property exploration expenditures                                  2,186,478           13,462
Professional fees                                                             29,538           91,878
                                                                         ------------     ------------
                                                                         $ 2,628,516      $   388,278
                                                                         ------------     ------------

At July 31, 2004 and 2003 and included in the management fees above, the Company had bonuses payable to directors of $225,000.  Management  believes that related party  transactions  for  management,  professional  fees and  mineral  property exploration are recorded at fair market value.

--------------------------------------------------------------------------------

13.  Financial instruments

The  Company's  financial  instruments  consisted of cash and cash  equivalents, receivables,  payables  and  long  term  debt.  Unless  otherwise  noted,  it is management's  opinion that the Company is not exposed to significant interest or credit risks  arising from these  financial  instruments.  Some of the Company's receivables and payables are denominated in Mexican Pesos and the Company's long term debt is  denominated in United States  dollars.  Balances are translated at the period end based on the Company's  accounting policy as set out in Note 2 to the consolidated financial statements.  The long term debt creates a risk to the
Company's  earnings that arises from  fluctuations in foreign exchange rates and the  degree of  volatility  of these  rates.  The  company  does not enter  into derivitive financial  instruments to mitigate the foreign exchange risks related to the foregoing items.

The  Company  estimates  that the fair  value of its cash and cash  equivalents, receivables,  and  payables  approximate  the  carrying  value of the assets and liabilities.  There is no  satisfactory  market for the Company's long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes  pertaining to the future cash outflows  related which renders the calculation of fair value with approximate reliability impractical.

                                                                              20

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

14.  Differences   between  Canadian  and  U.S.  generally  accepted  accounting principles

The following represents  additional  information to the consolidated  financial statements  of the Company  that were  prepared in  accordance  with  accounting principles generally accepted in Canada ("Canadian GAAP"). Set out below are the material adjustments to net loss for the years ending July 31, 2004 and 2003 and to  shareholders'  equity  at July 31,  2004 and  2003 in  order to  conform  to accounting  principles  generally accepted in the United States of America (U.S.
GAAP).

Statement of loss:
--------------------------------------------------------------------------------------------------------
                                                                               Year             Year
                                                                              Ended            Ended
                                                                            July 31          July 31
                                                                               2004             2003
--------------------------------------------------------------------------------------------------------
Net loss for the year based on
Canadian GAAP                                                          $  (6,958,300)    $   (534,771)
Deferred exploration costs prior to the
  establishment of proven and probable
  mineral reserves a)                                                    (26,266,246)      (6,032,488)
Write off of mineral properties and related deferred costs
  capitalized in prior periods under Canadian GAAP                         1,063,448                -
Future income taxes relating to deferred
  exploration costs a)                                                     1,974,800           56,770
Amortization of mineral rights a)                                         (6,376,293)      (6,373,596)
Future income tax relating to the
   amortization of mineral rights a)                                       1,697,611        1,561,531
Foreign exchange gain on future income
   taxes liability previously expensed                                      (142,000)        (602,000)
Interest expense on long term debt
   adjusted to fair value f)                                                (575,125)        (643,797)
Foreign exchange gain on adjusted
   long term debt f)                                                        (190,434)        (389,617)
--------------------------------------------------------------------------------------------------------
Net loss for the year based on U.S. GAAP                               $ (35,772,539)    $(12,957,968)
--------------------------------------------------------------------------------------------------------
Loss per share, basic and diluted                                      $       (0.68)    $      (0.36)
--------------------------------------------------------------------------------------------------------

                                                                              21

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

14.  Differences   between  Canadian  and  U.S.  generally  accepted  accounting principles (continued)

Shareholders' equity:

--------------------------------------------------------------------------------------------------------
                                                                            July 31          July 31
                                                                               2004             2003
--------------------------------------------------------------------------------------------------------
Shareholders' equity based on
   Canadian GAAP                                                       $  89,018,639       $ 37,303,301
Deferred exploration costs prior to the
  establishment of proven and probable
  mineral reserves a)                                                    (43,046,290)       (16,780,044)
Future income taxes relating to deferred
  exploration costs a)                                                     5,407,570          3,432,770
Amortization of mineral rights a)                                        (12,749,889)        (6,373,596)
Future income taxes relating to the
   amortization of mineral rights a)                                       3,259,142          1,561,531
Foreign exchange gain on future income
   taxes liability previously expensed
   with exploration costs a)                                                (744,000)          (602,000)
Adjustment for exploration costs on
   abandoned properties b)                                                 1,258,296            194,848
Interest expense on long term debt
   adjusted to fair value f)                                              (1,668,150)        (1,093,024)
Foreign exchange gain on fair value
   adjusted long term debt f)                                               (607,996)          (417,563)

Shareholders' equity based on U.S. GAAP                                $  40,127,322       $ 17,226,223
--------------------------------------------------------------------------------------------------------

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S.
GAAP.

1)   Mineral properties and related deferred costs

------------------------------------------------------------------------------------------------------------
                                                                             July 31          July 31
                                                                                2004             2003
------------------------------------------------------------------------------------------------------------
Canadian GAAP                                                          $  80,041,737       $ 54,833,669
Deferred exploration costs
  prior to the establishment of proven and
  probable mineral reserves a)                                           (43,046,290)       (16,780,044)
Amortization of mineral rights a)                                        (12,749,889)        (6,373,596)
Adjustment for exploration costs on abandoned
  properties b)                                                            1,258,296            194,848
Adjustment for mineral property purchase
  at fair value f)                                                        (3,713,090)        (3,713,090)
------------------------------------------------------------------------------------------------------------
U.S. GAAP                                                              $  21,790,764       $ 28,161,787
------------------------------------------------------------------------------------------------------------

                                                                              22

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

14.  Differences   between  Canadian  and  U.S.  generally  accepted  accounting principles (continued)

2)   Long term debt

------------------------------------------------------------------------------------------------------------
                                                                             July 31          July 31
                                                                                2004             2003
------------------------------------------------------------------------------------------------------------
Canadian GAAP                                                           $  9,304,400          9,870,000
Adjustment of long term debt to fair value f)                             (3,713,090)        (3,713,090)
Interest payable on long term debt
   adjusted to fair value f)                                               1,668,150          1,093,024
Foreign exchange gain on fair value
   adjusted long term debt f)                                                607,996            417,563
------------------------------------------------------------------------------------------------------------
U.S. GAAP                                                               $  7,867,456       $  7,667,497
------------------------------------------------------------------------------------------------------------

3)   Future income taxes

------------------------------------------------------------------------------------------------------------
                                                                             July 31          July 31
                                                                                2004             2003
------------------------------------------------------------------------------------------------------------
Canadian GAAP                                                            $ 10,170,900       $ 9,430,000
Future income taxes relating to deferred
  exploration costs a)                                                     (5,407,570)       (3,432,770)
Future income taxes relating to the amortization
  of mineral rights a)                                                     (3,259,142)       (1,561,531)
Foreign exchange gain on future income tax
  liabilities previously expensed a)                                          744,000           602,000
------------------------------------------------------------------------------------------------------------
U.S. GAAP                                                                $  2,248,188      $  5,037,699
------------------------------------------------------------------------------------------------------------

                                                                              23

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

14.  Differences   between  Canadian  and  U.S.  generally  accepted  accounting principles (continued)

a)   Mineral properties and related deferred costs

In March  2002,  the  Emerging  Issues  Committee  of the CICA  issued EIC 126 -
"Accounting by Mining  Enterprises for  Exploration  Costs" which affects mining companies with respect to the deferral of exploration  costs.  EIC 126 refers to
CICA Handbook Section 3061 "Property, Plant and Equipment",  paragraph .21 which states that for a mining  property,  the cost of the asset includes  exploration costs if the enterprise  considers that such costs have the  characteristics  of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively,  and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of  property,  plant  and  equipment.  EIC 126 also sets  forth the  Committee's consensus that a mining  enterprise in the exploration  stage is not required to consider the conditions  regarding impairment in determining whether exploration costs may be initially  capitalized.  With respect to impairment of  capitalized exploration  costs,  if an  enterprise  has  not  established  mineral  reserves objectively,  and therefore  does not have a basis for preparing a projection of the  estimated  cash flow from the  property it is not obliged to conclude  that capitalized  costs  have  been  impaired.  However,  such an  enterprise  should consider the conditions  set forth in CICA Handbook  Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

The  Company  considers  that  exploration  costs  have the  characteristics  of property, plant and equipment and, accordingly,  defers such costs. Furthermore, pursuant  to EIC 126,  deferred  exploration  costs would not  automatically  be subject to regular  assessment  of  recoverability,  unless  certain  conditions exist.

Under  United  States GAAP,  exploration  costs are not  considered  to have the characteristics  of property,  plant and equipment and  accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized.

                                                                              24

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

14.  Differences   between  Canadian  and  U.S.  generally  accepted  accounting principles (continued)

Further,  pursuant to FAS 142,  effective  August  2002,  the costs of acquiring mineral  rights are  considered  to be  intangible  assets with finite lives and under US GAAP must be  amortized  over the  useful  life of the  mineral  right.
Accordingly,  the Company has commenced amortizing the mineral rights over their estimated useful lives of 6 years commencing August 1, 2002.

b)   Adjustment for exploration costs on abandoned properties

The Company accounts for mineral properties and related deferred expenditures as described  in item (a).  During the years  ended July 31,  2004,  2001 and 2000,
$1,063,448, $150,784 and $44,064 respectively was written-off as the development was not considered  economically  feasible and therefore  abandoned.  Under U.S.
GAAP these costs would have been  expensed in a prior  period.  The write-off of the mineral  rights  under U.S.  GAAP would be included in the  expenses and the sub-total loss before write-off would not be permitted.

c)   Stock-based compensation

Effective August 1, 2003, the Company accounted for its stock based compensation under US GAAP in  accordance  with FAS No.  123  (fair  value  method)  for both employees and non-employees.

Under Canadian GAAP, stock options granted to employees and non-employees  prior to August 1, 2002 are  accounted  for as capital  transactions  when the options were exercised. Subsequent to August 1, 2002, under Canadian GAAP, stock options granted to employees  and  directors  continued  to be accounted  for as capital transactions and stock options granted to non-employees were accounted for using the fair value method.

Prior to August 1, 1999,  the Company had issued stock options to  non-employees with a total fair value of $180,613 which was expensed for U.S. GAAP purposes.

Stock options  issued during the year ended July 31, 2004 were  accounted for in accordance  with US GAAP under FAS No. 123. If the Company had accounted for its stock-based  compensation  plan for employees  during the fiscal year ended July
31, 2003, under FAS No. 123, the pro forma impact would have been as follows:

-----------------------------------------------------------------------
                                                                  Year
                                                                 Ended
                                                               July 31
                                                                  2003
-----------------------------------------------------------------------

Net loss for the year based on U.S. GAAP                   $12,957,968
Expense under FAS No. 123                                    5,544,558
-----------------------------------------------------------------------
Pro forma net loss                                         $18,502,526
-----------------------------------------------------------------------
Pro forma loss per share:
  Basic and diluted                                           $ (0.52)
-----------------------------------------------------------------------

                                                                              25

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

14.  Differences   between  Canadian  and  U.S.  generally  accepted  accounting principles (continued)

The Company  estimated the fair value of options granted using the Black-Scholes option price model with the following assumptions:

-----------------------------------------------------------------------
                                                                  Year
                                                                 Ended
                                                               July 31
                                                                  2003
-----------------------------------------------------------------------
Risk free interest rate                                          4.03%
Expected life of options                                       5 years
Expected volatility of the
   Company's share price                                           100
Expected dividend yield                                              -
-----------------------------------------------------------------------
Weighted average fair value of
   options granted                                               $1.97
-----------------------------------------------------------------------

d)   Statements of cash flows

As a result of the  treatment  of mining  interests  under item (a) above,  cash expended for  exploration  costs would be  classified  as operating  rather than investing, resulting in the following totals.

--------------------------------------------------------------------------------
                                                            Year          Year
                                                           Ended         Ended
                                                         July 31       July 31
                                                            2004          2003
--------------------------------------------------------------------------------
Cash used in operations                            $(27,194,685)   $(7,596,378)
--------------------------------------------------------------------------------

Cash used in investing                             $(16,256,566)   $ (1,288,213)
--------------------------------------------------------------------------------

e)   Comprehensive income

Effective  for fiscal years  beginning  after  December  15, 1997,  Statement of
Financial  Accounting Standards No. 130 "Reporting  Comprehensive  Income" ("FAS
130"), is applicable for US GAAP purposes. FAS 130 establishes standards for the reporting and display of  comprehensive  income and its components in a full set of general purpose  financial  statements.  FAS 130 requires that all items that are  required to be  recognized  under  accounting  standards as  components  of comprehensive income be reported in a financial statement.

                                                                              26

-------------------------------------------------------------------------------
GAMMON LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2004 and 2003
--------------------------------------------------------------------------------

14.  Differences   between  Canadian  and  U.S.  generally  accepted  accounting principles (continued)

f)   Fair value of long term debt

In consideration  for the Soyopa claims acquired in November,  2001 (Note 6(b)), the Company  entered into a non-interest  bearing loan agreement as disclosed in
Note 7. Under Canadian  GAAP,  this loan has been presented at its face value of
US  $7,000,000.  Under  US  GAAP,  interest  must be  imputed  on  this  loan in accordance  with APB 21. The reduction in the principal  amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the company's mineral properties accordingly.

During the periods  subsequent to November,  2001,  the interest  imputed on the loan is recorded as a period expense.

                                                                              27

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                        FOR THE YEAR ENDED JULY 31, 2004
--------------------------------------------------------------------------------

September 20, 2004

This management  discussion and analysis should be read in conjunction  with the consolidated  financial  statements  of the  Company for the year ended July 31,
2004 including all accompanying notes to the financial statements.

Gammon Lake Resources  Inc.  ("the  Company") is a public junior gold and silver mining  exploration  company listed on the Toronto Stock Exchange  (TSX:GAM) and the American Stock Exchange  (AMEX:GRS).  The Company has ongoing advanced stage exploration and development at its Ocampo Project.  As a result, the Company has no current  sources of revenue other than interest earned on cash and short-term money-market  instruments,  all of which were  derived  from  issuances of share capital.

The  consolidated  financial  statements  of the Company  have been  prepared by management in accordance with Canadian generally accepted accounting  principles
(GAAP)  (see  Summary of  Significant  Accounting  Polices  and Note 2: Basis of
Presentation),  which  differ  in  certain  material  respects  from  accounting principles  generally  accepted  in the  United  States of  America  (US  GAAP).
Differences  between GAAP and US GAAP applicable to the Company are described in
Note 14 to the  consolidated  financial  statements  for the year ended July 31,
2004. The Company's  reporting  currency is in Canadian dollars unless otherwise noted.

Certain  information  regarding  the  Company  contained  herein may  constitute forward-looking  statements  within the meaning of applicable  securities  laws.
Forward-looking statements may include estimates, plans, expectations, opinions, forecasts,  projections, guidance or other statements that are not statements of fact.  Although the Company  believes  that the  expectations  reflected in such forward-looking  statements are  reasonable,  it can give no assurance that such expectations  will prove to have been correct.  These  statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual  results to differ  materially  from those  anticipated or implied in the
forward-looking   statements.   The  Company's  forward-looking  statements  are
expressly qualified in their entirety by this cautionary statement.

2004 Highlights

o    Defines  expanded  7.5  Million  Ounce  Gold-equivalent  resource at Ocampo
     Gold-Silver Project; Sep 2004
o    $54  million  raised  in 3  fully-subscribed  private  placements  with BMO
     Nesbitt Burns (Aug-03, Nov-03 and Feb-04)
o    Completed joint venture partner buy-out of Ocampo open-pit project; Nov-03
o    Additional  investment of 5.9 million shares in Mexgold  Resources  Inc.; a
     junior  resource  issuer  (TSX  Venture)  with  an  operational   mine  and
     exploration properties in Mexico; Feb 2004
o    Commenced trading on the American Stock Exchange; Sep 2003
o    Added to the S&P/TSX  Composite  Index, the S&P/TSX Small Cap Index and the
     Global Industry Classification Standard Sector Materials Index; Jun 2004
o    Completed  41,300-metres  of  drilling  in 187  drill  holes as part of the
     65,000 metre drill program since August 1, 2003
o    Completed  3  kilometres  of  underground  tunnelling  and in  the  process discovered new high-grade structures (La Esperanza and Veta Chica)

Further  details on the history of the Company,  its mineral  properties and the risk  factors  associated  with  respect to the  Company  can be found under the
Company's   associated  documents  including  its  Annual  Information  Form  at
www.sedar.com or on the Company's website at www.gammonlake.com .

                                                                               1

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                        FOR THE YEAR ENDED JULY 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

Overall Performance

In the past year, the Company reached several of its significant  short-term and long-term  goals  and is well  positioned  to meet the  immediate  objective  of completing a feasibility  study for the Ocampo  Project by the end of the fourth quarter of the 2004 calendar year.

In November 2003, the Company  completed a buy-out of its joint venture partner,
Bolnisi  Gold NL, in the open-pit  project at a cost of US$ 5 million  (CAD$ 6.5 million). This enabled the Company to combine the Ocampo underground project and the  open-pit  project.  The  Company  is now  positioned  to  realize  possible synergies from a unified mining and processing  complex. A combined  underground and open pit mine and processing  facility is expected to  significantly  reduce overall capital and operating costs and raise total production levels.  Based on the work  completed by Bolnisi and the recent  scoping study by Kappes Cassidy &
Associates,  the Company  will target an initial  production  level  approaching
300,000  ounces gold  equivalent per annum in the combined  project  feasibility study.

In February 2004, the Company increased its investment in Mexgold Resources Inc.
(Mexgold)  through the purchase of 5.9 million  shares for a total cost of $11.8 million to maintain its approximate  25% interest in this company.  Mexgold is a junior gold-silver  exploration and production company traded on the TSX Venture
Exchange  with two  properties  in Mexico:  the  Guadalupe  Y Calvo  gold-silver exploration and development stage mineral property,  and the El Cubo operational gold-silver  mine. The Company  believes this investment  provides  shareholders with the  opportunity to participate  in two Mexican  properties,  a gold-silver exploration  property and a gold-silver  mining  property,  that have  excellent potential in terms of mineralization.

The Company  continued  underground  development  and  exploration on the Ocampo gold-silver  project  through its two major  programs:  the  construction of six kilometers of underground  tunnels and ramps,  and a  65,000-metre  diamond core drill program. Through these projects, the Company has increased its resource to a 7.5 million ounce gold-equivalent.

Selected Annual Information

The following selected information has been extracted from the Company's audited consolidated financial statements for the year ended July 31, 2004.

------------------------------------------------------------------------------------------------
SELECTED ANNUAL INFORMATION                           2004             2003             2002
                                                       $                $                 $
------------------------------------------------------------------------------------------------
Revenue                                               635,056           466,143          143,039
Net loss                                          (6,958,300)         (534,771)      (2,207,661)
Net loss per share, basic and diluted (1)              (0.13)            (0.02)           (0.09)
Cash dividends declared                                   Nil               Nil              Nil
Assets                                            112,532,744        57,910,540       55,553,821
Long-Term Liabilities                               9,304,400         9,870,000       11,028,111
------------------------------------------------------------------------------------------------

                                                                               2

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                        FOR THE YEAR ENDED JULY 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

Summary of Quarterly Results
------------------------------------------------------------------------------------------------------------
SELECTED QUARTERLY INFORMATION                                  FOR THE QUARTER ENDED

                                                31-July-04     30-Apr-04       31-Jan-04         31-Oct-03
                                                    $              $              $                  $
------------------------------------------------------------------------------------------------------------
Revenue                                             81,017         109,335        138,373           306,331
Net loss                                          (442,462)     (2,189,825)    (2,370,981)       (1,955,032)
Net loss per share, basic and diluted (1)            (0.01)          (0.04)         (0.05)            (0.04)
Cash dividends declared                                Nil             Nil            Nil               Nil
Assets                                         112,532,744     108,052,793     87,635,912        71,563,163
Long-Term Liabilities                            9,304,400       9,594,900      9,242,800         9,237,900
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
SELECTED QUARTERLY INFORMATION                                  FOR THE QUARTER ENDED

                                                31-July-03     30-Apr-03       31-Jan-03         31-Oct-02
                                                    $              $              $                  $
------------------------------------------------------------------------------------------------------------
Revenue                                            106,301         115,312        107,060           137,470
Net loss                                          (934,092)       (293,043)       818,904          (126,540)
Net loss per share, basic and diluted (1)            (0.03)          (0.01)          0.02            (0.004)
Cash dividends declared                                Nil             Nil            Nil               Nil
Assets                                          57,910,540      58,219,522     57,222,487        55,420,720
Long-Term Liabilities                            9,870,000      10,034,500     10,703,000        10,962,700
-------------------------------------------- ---------------------------------------------------------------
(1)  Net loss per  share  on a fully  diluted  basis is the same as net loss per share on an undiluted  basis,  as all factors which were  considered in the calculation  are  anti-dilutive,  with the  exception of the quarter  ended
     January 31, 2003. In this period,  the basic  earnings per share were equal to the diluted earnings per share.

Effective August 1, 2003, the Company  prospectively adopted the recommendations of CICA Handbook  Section 3870, Stock Based  Compensation and Other  Stock-based
Payments  for  employees  and  non-employees.  During the  current  fiscal  year
$3,971,022  (2003 and 2002 - $nil) was recorded as contributed  surplus based on the fair value of employee and consultant's  options and broker warrants granted in the year.  The  corresponding  amounts  were  recorded in  professional  fees
($2,633,800),  wages  ($39,260) and share issue costs deducted from the proceeds of capital stock ($1,297,962).

Results of Operations

During the year ended July 31, 2004, the Company earned income of $635,056 (2003
-  $466,143),  of  which  $405,056  (2003 -  $106,143)  was due to  interest  on short-term investments and $230,000 (2003 - $360,000) to management fees paid by a former joint  venture  partner.  Interest  income has increased in 2004 as the
Company  had higher  than  average  cash  balances  from  previous  years due to additional  funds raised during 2004 for exploration  and development  programs.
The Company  completed a buy-out of its Ocampo  open-pit  joint venture  partner during the year, with a  corresponding  decrease in the management fees received from the joint venture earn-in agreement.

Amortization  expense  for the year ended  July 31,  2004 was  $146,468  (2003 -
$60,462).  Amortization expense has increased  significantly due to the purchase of mining  equipment  during the current year and in the fourth quarter of 2003.
The equipment  purchased consists of two-drill jumbos,  underground scoop trams,
diesel  generators  diesel  compressors,   and  other  earth-moving  and  mining
equipment. It is utilized as part of the project to construct underground ramps, tunnels and drilling stations on the Company's Ocampo Project.

                                                                               3

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                        FOR THE YEAR ENDED JULY 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

General and  administrative  expenses  during the year were  $2,173,945  (2003 -
$1,431,859).   Professional  fees  during  the  year  were  $4,519,252  (2003  -
$2,025,985). General and administrative and professional fees have increased due to the general support for the Company's activities,  as well as promotional and shareholder relations costs related to the operation of a public company and the cost of  maintaining  dual stock exchange  listings.  Included in current year's professional  fees is a non-cash charge of $2,633,800 (2003 - $270,250)  related to the  fair  value  of  options  issued  to  consultants  during  the  year.  A corresponding amount has been credited to contributed surplus.

The  Company  incurred  expenses of  $605,584  (2003 -  $205,196)  for wages and benefits.  Increases are due to the additional  staffing in the mine  management and  finance  departments  required  to  manage  the  expanded  exploration  and development programs.

Foreign  exchange  gains of $2,022,149  (2003 -  $3,005,526)  were earned in the current  year  due to a  long-term  debt  denominated  in U.S.  dollars  and the translation of the Company's  operations from Mexican pesos to Canadian dollars.
The  Company  will  continue  to  experience  these  foreign  currency  exchange fluctuations given its U.S. dollar denominated debt and Mexican  operations.  To minimize the exposure to foreign  currency  fluctuations,  the Company holds all surplus funds in Canadian dollars.

During the current  year,  the Company  reduced the carrying  value of its Santa
Maria and La Cuesta  properties to nil as limited  resources will be expended on these  properties  in the near  term.  Due to the  consolidation  of 100% of the
Ocampo property with the termination of the Bolnisi agreements, the Company will focus the majority of its resources on the  exploration  and development of this resource. No write-offs were incurred in 2003.

The Company's  carrying value of its investment of 10.9 million shares (2003 - 5 million shares) in Mexgold  Resources Inc. was reduced by $652,000 to a carrying value of  $11,648,000  due to its  equity  share in the loss for the  year.  The market value of the investment at July 31, 2004 was $27,468,000 based on the TSX
Venture  Exchange  closing price of $2.52 per share for Mexgold  Resources  Inc.
Prior to  September  18, 2003,  the shares in Mexgold were not publicly  traded, therefore, no reliable market value data was available for the investment.

The net loss for the year  ended  July 31,  2004 was  $6,958,300  and  $0.13 per common share compared to a net loss of $534,771 ($0.02 per common share) for the year ended July 31, 2003. The increasing  losses before foreign  exchange gains, mineral property  write-offs,  and equity share of loss reflects the expenses of supporting  the  Company's  ongoing and  expanded  exploration  and  development activities on the Ocampo Project.

Ocampo Gold-Silver Project

During the year, the Company  continued its  development of the Ocampo  property with  expenditures  of  $26.3  million  (2003  - $6.0  million)  as  part of its
65,000-metre  drill  program and 6-km  underground  ramp and tunnel  development project. Included in the mineral property expenditures was a non-cash future tax adjustment of $1,974,832 (2003 - $56,770). Current year significant expenditures on the property consisted of $6.8 million for mineral rights, which includes the buy-out of the open-pit  joint venture  partner,  $5.2 million for equipment and consumables used in the construction of the underground ramps and tunnels,  $4.8 million for diamond core drilling,  $2.7 million for underground contract mining fees, and $1.1 million for geological services and studies.

The Company has released an updated  resource  study dated  September  7th, 2004 that  defines  a 7.5  million  ounce  gold-equivalent  resource.  The  study was prepared by Mintec Inc., a well-known  and  respected  mining  engineering  firm based  in  Tucson,  Arizona.  The  results  of this  resource  study  are  being incorporated  in a feasibility  study that is currently  being completed for the
Ocampo  Project  by  Kappes,   Cassiday  &  Associates,   a  widely   recognized
metallurgical and engineering firm with extensive experience  constructing mines in Latin  America.  This study will include,  but is not limited to: new reserve and resource calculations, mining plans for open-pits of the PGR trend deposits, mining plans for  underground  mining of the  Aventurero,  San Juan, Las Animas,
Rosario and Maria vein

                                                                               4

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                        FOR THE YEAR ENDED JULY 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

systems  in the  Northeast  Area,  Process  Plant  (Mill)  design,  a heap leach
circuit,  site  plans,  and  financial  evaluation.   The  Company  expects  the
feasibility  study to be  completed in the fourth  quarter of the 2004  calendar year.

The Company's mineral property expenditures during the years ended July 31, 2004 and 2003 are as follows:

Schedule of deferred mineral property expenditures                     2004                  2003

Mineral property, beginning balance                             $     54,833,669      $    48,785,981
                                                                ----------------      ---------------

Mineral rights                                                         6,782,663               74,845
Geological services and studies                                        1,055,622              147,701
Drilling                                                               4,776,715            4,584,857
Assays                                                                   844,391              361,662
Equipment and consumables                                              5,241,573              401,860
Field Office                                                             291,070               20,200
Camp materials and equipment                                             341,110                    -
Health and Safety                                                         52,820                    -
Vehicles                                                                 747,310                1,631
Consulting fees                                                          650,149              254,915
Contract Mining fees                                                   2,749,807              120,204
Travel                                                                   763,454               23,043
Future Income tax adjustment                                           1,974,832               56,770
                                                                ----------------      ---------------
Total current period additions                                        26,271,516            6,047,688
                                                                ----------------      ---------------
Write-off of mineral property expenditures                            (1,063,448)                   -
                                                                -----------------     ---------------
Mineral property, July 31                                      $      80,041,737       $   54,833,669
                                                               -----------------       --------------

Liquidity

The  Company's  balance  of cash and cash  equivalents  as at July 31,  2004 was
$13,020,940  (2003 -  $1,264,614).  The  Company  maintains  surplus  funds  not required for current  exploration  in Canadian  funds.  Investments  are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt  denominated in US dollars and some of the Company's  receivables and payables are denominated in Mexican Pesos.

As at July 31,  2004,  the Company had working  capital of  $12,341,959  (2003 -
$727,517).  Current liabilities increased to $4,038,805 as at July 31, 2004 from
$1,307,239 as at July 31, 2003. This financial position reflects the significant investing  activities during the period and the expanded nature of operations on the Ocampo Project which entails a higher level of accounts payable balances.

Details of the Company's operating, financing and investing activities, and long term debt  agreement are provided  below.  Other than as discussed  herein,  the
Company  is  not  aware  of  any  trends,   demands,   commitments,   events  or
uncertainties  that may result in the Company's  liquidity or capital  resources either  materially  increasing or  decreasing  at present or in the  foreseeable future.  Material increases or decreases in the Company's  liquidity and capital resources  will be  substantially  determined  by the  success or failure of the
Company's  exploration  programs  on its mineral  properties  and its ability to obtain equity financing.  The Company  currently has an adequate  liquidity base with which to support its general  operations and  exploration  and  development activities on the Ocampo Project. Operating Operating activities during the year ended  July 31,  2004  consumed  cash of  $2,903,271  (2003 -  $1,817,015).  The increase  from the previous  year is due to increased  operational  needs of the
Company as it expands its mine management and administrative capacity to support the growth in the underground exploration and development operations.

                                                                               5

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                        FOR THE YEAR ENDED JULY 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

Financing

Financing  activities  during the year ended July 31, 2004  totaled  $55,207,578
(2003 -  $3,750,900).  During  the  year,  the  Company  completed  three  fully subscribed  private  placement  financings for net proceeds of $48,971,876.  The first  placement of gross proceeds of $17,250,000  closed on August 19, 2003 and consisted of 5,390,625 common shares sold at $3.20 per share. The second private placement  of gross  proceeds of  $15,000,000  closed on  November  21, 2003 and consisted  of  2,439,024  shares  sold at $6.15 per  share.  The  third  private placement  of gross  proceeds of  $21,672,950  closed on  February  26, 2004 and consisted of 3,334,300 Special Warrants sold at $6.50 per Special Warrant.  Each
Special  Warrant was  subsequently  exercised  for one common  share on June 27,
2004. In addition,  the Company  received  cash proceeds of $1,609,070  upon the exercise of options to purchase  1,823,700 common shares granted pursuant to the
Company's  stock option plan,  cash proceeds of $2,980,670  upon the exercise of previously  issued share purchase  warrants to acquire  2,349,780 common shares, cash proceeds of $348,000 upon the exercise of  previously  issued  compensation warrants to acquire 100,000 common shares,  and non-cash proceeds of $793,000 in payment of  professional  services  upon the  exercise  of  options to  purchase
305,000 common shares granted  pursuant to the Company's  stock option plan. The cash proceeds of these  financing  activities were used to fund  operations,  as well as to fund the termination payment of $USD 5,000,000 to Bolnisi Gold NL and invest$11.8  million to acquire 5.9 million shares and 2.95 million common share
purchase   warrants  of  Mexgold   Resources  Inc.  to  maintain  the  Company's
approximately 25% interest in Mexgold.

As of July 31, 2004, the Company had 6,245,376 in-the-money  exercisable options and  warrants  for a total value of  $13,625,639  with expiry dates in the years
2006 to 2009. As of September 20, 2004, the Company had 56,676,715 common shares outstanding.

Investing

Investing  activities  during the year ended July 31, 2004  totaled  $40,547,981
(2003 - $7,067,576).  Investing activities during the period primarily relate to four cash expenditures.  First, an expenditure of $24,296,684 (2003 -$5,990,918)
was made on the  Ocampo  Project.  The  expenditures  relate  to  diamond  drill programs,  and the building of ramps and tunnels to permit the extraction of the bulk samples and complete infill drilling from underground  drill stations.  The
Company believes that developing these ramps while still in exploration will act to  significantly  reduce  the  capital  required  for mine  development  in the operating  stage of the project.  Second,  an expenditure of $4,066,596  (2003 -
$576,658) was invested in capital  assets  related to the Ocampo  Project,  such capital assets consisting of earth moving equipment,  trucks,  material handling equipment  and  assorted  mining  equipment  for the purpose of  completing  the development of the ramps and tunnels on the Company's Ocampo project.  Third, an expenditure  of  $11,800,000  (2003 - $500,000)  was made to acquire 5.9 million
(2003 - 5.0 million)  shares and 2.95 million common share purchase  warrants of
Mexgold  Resources Inc. to maintain the Company's  approximately 25% interest in
Mexgold.  Fourth,  an  expenditure  of  $384,701  was made on advance to related companies (2003 - $nil). This amount consists of non-interest  bearing unsecured advances payable on demand.

                                                                               6

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                        FOR THE YEAR ENDED JULY 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

Long term debt agreement

A  summary  of the  Company's  financial  commitments  under  its long term debt agreement with Soyopa are as follows:

------------------------------------------------------------------------
YEAR                                                         SOYOPA LOAN
------------------------------------------------------------------------
On or before November 23, 2006                             US$ 3,500,000
On or before November 23, 2007                             US$ 3,500,000
------------------------------------------------------------------------

In the event that the Company has  commenced  production  of gold and/or  silver from the mining  title  acquired  prior to  November  23,  2006,  the Company is required  to pay  Soyopa  US  $1,000,000,  annually,  commencing  on  the  first anniversary  of the start of production  which will reduce the remaining  amount due. In the event the Company sells or transfers  title to the  concessions to a third party,  the US $7,000,000 or the amount  remaining,  becomes due. The long term debt is secured by a first charge over certain mineral properties.

The Company intends to fund these  obligations from a combination of debt and/or equity financing and cash on hand.

Capital Resources

A summary of the future commitments  contained in the Company's option and joint venture agreements as at July 31, 2004 are set out in the following table:

-------------------------------------------------------------------------------------------------------
AGREEMENT                           CONSIDERATION    TERMS
-------------------------------------------------------------------------------------------------------
Minera Fuerte Mayo, S.A. de C.V.    US$ 211,526      Upon sale of the Ocampo property to a third party

Compania Minera Global, S.A. de     US$ 1,000,000    Upon sale of the Ocampo property to a third party
C.V.
                                    8% of net
Compania Minera, Brenda, S.A. de    profit up to a   US$ 2,000,000 less any net profit royalty payments
C.V.                                maximum          is due and payable upon the sale of the Ocampo
                                    US$ 2,000,000    project to a third party

Compania Minera, Brenda, S.A. de    US$ 250,000      Upon a minimum proven reserve of 2 million ounces
C.V.                                                 of gold and gold-equivalent
-------------------------------------------------------------------------------------------------------

The Company intends to fund these  obligations from a combination of debt and/or equity financing and cash on hand.

The discovery,  development  and  acquisition of mineral  properties are in many instances  unpredictable  events and require  significant  expenditures prior to achieving  commercial  production.  Future precious metal prices, the success of exploration  programs and other  property  transactions  can have a  significant impact on  capital  requirements.  There  are no known  deposits  of  commercial minerals on any of the  mineral  exploration  properties  of the Company and any activities  of the Company  thereon  will  constitute  exploratory  searches for minerals.  The Company  does not expect to receive  significant  income from the
Ocampo  Project  in the near  term.  In the event  that  unanticipated  business opportunities or expenditures  arise prior to such time, the Company may require additional  financing.  The Company  will also require  additional  financing to satisfy the cash payment  obligations of its property  purchase  agreements.  If funding is required for any of these reasons,  or if a commercial body of ore is confirmed on any of the Company's properties and the Company requires additional financing  to  initiate  development  of such  body,  it may  fund  its  capital requirements  by arranging  further  equity  financing,  issuing long term debt, arranging  joint  ventures with other  companies or through a combination of the above.  Accordingly,  the  ability of the Company to  continue  exploration  and development  of its property  interests  will be  dependent  upon its ability to raise  significant  additional  financing.  There is no assurance  that adequate financing  will be available to the Company or that the terms of such  financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

                                                                               7

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                        FOR THE YEAR ENDED JULY 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid the following amounts to directors and companies controlled by directors:

                                                                   2004             2003
                                                            ------------    ------------
Management fees                                             $   412,500     $    282,938
Mineral property exploration expenditures                     2,186,478           13,462
Professional fees                                                29,538           91,878
                                                            ------------    ------------
                                                            $ 2,628,516     $   388,278
                                                            ------------    ------------

At July 31, 2004 and 2003 and included in the management fees above, the Company had bonuses payable to directors of $225,000.  Management  believes that related party  transactions  for  management,  professional  fees and  mineral  property exploration are recorded at fair market value.

No director, senior officer,  principal holder of securities or any associate or affiliate  thereof of the Company has any interest,  directly or indirectly,  in material  transactions  with  the  Company  or  any of its  direct  or  indirect wholly-owned subsidiaries,  other than the above-noted transactions,  which were in the normal course of operations:

Commencing in the 2004 period, the Company has retained mineral  exploration and mining  contracting  services  through a Company  owned by a related  party of a director of the  Company.  As at July 31, 2004 these  non-arm's  length  mineral exploration  expenditures  totalled $2,186,478 (2003 - $nil). These expenditures are recorded at fair value  calculated  at cost plus 10%.  The Company  believes that this  arrangement  gives the Company better quality and control for mineral exploration  and mining  contracting  services than it could  otherwise  receive through third party independent contractors.

During the year, the Company paid $412,500 (2003 - $282,938) in management  fees and $29,538  (2003 - $91,878) in  professional  fees to directors  and companies controlled  by directors as part of the Company's  compensation  package for key officers and consultants.

Directors and officers of the Company are entitled to hold management  incentive stock options. For this purpose, the Company has adopted a Stock Option Plan for
directors,   officers,   employees  and  consultants  of  the  Company  and  its
subsidiaries.  The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's  business,  as well as provide additional  incentive for superior  performance  by such persons and attract and retain valued  personnel.  The plan provides  that eligible  persons  thereunder include any director,  senior officer,  consultant or employee of the Company. A consultant is defined as an individual  that is engaged by the Company,  under a written  contract,  to  provide  services  on an  ongoing  basis  and  spends  a significant amount of time on the Company's business and affairs. The definition of consultant  also includes an individual  whose services are engaged through a personal holding company.

                                                                               8

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                        FOR THE YEAR ENDED JULY 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

Fourth Quarter

The Company did not have any significant events that impacted the fourth quarter results.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

Management is required to make estimates and  assumptions in the  preparation of
financial   statements  in  conformity   with  generally   accepted   accounting
principles.  A description of the Company's significant  accounting policies can be found  in note 2 of the  Company's  consolidated  financial  statements.  Key accounting  estimates for the Company include mineral and mining  properties and future income taxes.

Mineral properties

Mineral  properties are the sum of the Company's mineral claims  acquisition and related  exploration and development  expenditures,  which are capitalized until the  property  is  producing,  abandoned,  impaired in value or placed for sale.
Costs are  transferred  to mining  properties  once a  property  is placed  into commercial production.

Future income taxes

Future income tax assets and  liabilities  are  determined  based on differences between the financial  reporting and tax basis of assets and  liabilities and on unclaimed  losses carried forward and are measured using the tax rates that will be in effect when the  differences  are  expected  to reverse or when  unclaimed losses are expected to be utilized.  A valuation  allowance is recognized to the extent that the  recoverability  of future  income tax assets is not  considered more likely than not. The Company's  future income tax liability arises from the excess accounting value over the tax value of its mineral property in Mexico, as certain  transactions  of the Company  have no tax basis in Mexico.  The Company deducts available Canadian and Mexican loss carryforwards and share issue costs, but provides for a valuation  allowance of the Canadian loss  carryforwards  and share  issue  costs as it is  considered  more  likely  than not that the future income tax asset related to these losses will not be realized.

Changes in Accounting Policies Including Initial Adoption

Effective August 1, 2003, the Company  prospectively adopted the recommendations of CICA Handbook Section 3870,  Stock-based  Compensation and Other  Stock-based
Payments for employees and non-employees. This Section establishes standards for the  recognition,  measurement  and disclosure of stock-based  compensation  and other  stock-based  payments  made in  exchange  for goods and  services.  These recommendations  require that  compensation for all awards made to employees and non-employees  be measured  and  recorded in the  financial  statements  at fair value.  The  Company's  stock  option  plan  is  described  in  Note  9  in  the consolidated financial statements.

Financial Instruments and Other Instruments

The  Company's  functional  currency is Canadian  dollars.  The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.